PACTIV
Advanced Packaging Solutions

Pactiv 2003 Annual Report

HEFTY® STEELSAK® HEAVY DUTY TRASH BAGS; HEFTY® CINCHSAK® ULTRA BAGS; HEFTY® CINCHSAK® TRASH / TALL KITCHEN BAGS; HEFTY® WASTE BAGS; HEFTY® THE GRIPPER® TALL KITCHEN BAGS; HEFTY® KITCHEN FRESH® TALL KITCHEN BAGS; HEFTY® EASYFLAPS® TRASH / TALL KITCHEN BAGS; HEFTY® HANDLESAK® TRASH / TALL KITCHEN BAGS; HEFTY® HANDYSAKS™ BAGS;

MICROWAVEABLE, HANDLED CONTAINERS, HOT CUPS, COLD CUPS; MEAT PACKAGING; BAKERY PACKAGING: CAKES, PIES, COOKIES, PASTRIES; HOME MEAL REPLACEMENT: COLD AND HOT READY-TO EAT, OVENABLE, DUAL-OVENABLE, MICROWAVEABLE; CARRY-OUT: COLD AND HOT READY-TO-EAT, OVENABLE, DUAL-OVENABLE,

CUSTOM & STOCK PLASTIC THERMOFORMED PACKAGING; ENGINEERED FOAMS; HEXACOMB® HONEYCOMB; AIR CUSHIONING: PACTIV AIR® SYSTEMS, ASTRO-CELL® CUSHIONING; BUILDING PRODUCTS: GREENGUARD® UNDERLAYMENT / HOUSEWRAP / INSULATION BOARD;

HEFTY® ELEGANTWARE® PLATES / BOWLS; HEFTY EXPRESS® SHIPPING MAILERS; HEFTY® HEARTY MEALS™ PLATES / BOWLS; HEFTY® EVERYDAY PLATES / BOWLS; HEFTY® ZOO PALS® PLATES / FUN SLIDER BAGS;

DELI / PRODUCE / MEAT PACKAGING; PACKER / PROCESSOR PACKAGING: BAKERY, EGG, AGRICULTURE, ACTIVE TECH™ M[illegible]

MAILERS; HEFTY® ONEZIP® STORAGE / FREEZER BAGS; HEFTY® EZ [illegible]UCTS; SHEET FOAM;

In your life,
every day.

TABLE OF CONTENTS

07 LETTER TO SHAREHOLDERS
11 OPERATIONS REVIEW
22 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
31 REPORT OF MANAGEMENT
31 REPORT OF INDEPENDENT AUDITORS
33 CONSOLIDATED STATEMENT OF INCOME
34 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
35 CONSOLIDATED STATEMENT OF CASH FLOWS
36 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)
37 NOTES TO FINANCIAL STATEMENTS
54 SELECTED FINANCIAL DATA
55 REGULATION G GAAP RECONCILIATIONS
56 CORPORATE INFORMATION / SHAREHOLDER INFORMATION



$ 2,812
$ 2,880
$ 3,138
$ 391
$ 463
$ 466
$ 1.03
$ 1.37
$ 1.21
$ 226
$ 258
$ 224
7.8%
10.0%
11.4%
'01 '02 '03
'01 '02 '03
'01 '02 '03
'01 '02 '03
'01 '02 '03

Sales (in millions)

Operating Income (in millions)

Earnings per Share from Continuing Operations(1)

Free Cash Flow* (in millions)

Return on Capital Employed*

FINANCIAL HIGHLIGHTS

(In millions, except per-share data)	2003	2002	2001
Sales	$ 3,138	$ 2,880	$ 2,812
Income from continuing operations	195	220	165
Income from discontinued operations	—	—	28
Cumulative effect of changes in accounting principles	(12)	(72)	—
Net income	$ 183	$ 148	$ 193
Diluted earnings per share			
Continuing operations (1)	$ 1.21	$ 1.37	$ 1.03
Discontinued operations	—	—	0.17
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—
Net (1)	$ 1.14	$ 0.92	$ 1.20

(1) 2003 includes a $0.22 charge for a Tenneco Packaging litigation settlement.

This annual report includes forward-looking statements. Please refer to the cautionary statement section of the annual report on Form 10-K. That report can be accessed from www.pactiv.com under the Investor Relations section link to SEC Filings.

* In this annual report certain non-GAAP (generally accepted accounting principles) measures, including free cash flow and return on capital employed, are used. Please see page 55 for a reconciliation of these measures to amounts reported under GAAP.


In your home,
Hefty
Cinch Sak
Hefty
Kitchen Fresh
Cinch Sak
Tall Kitchen Bags
Hefty
OneZip
Freezer
Hefty
Cinch


on a birthday,

on the go,



Taco Bell Fiesta Taco Salad and Nachos Supreme


in your office,


at lunch,

at the supermarket...



Pactiv Corporation (NYSE: PTV) is a leading producer of specialty packaging products with sales of $3.1 billion and operations in 14 countries. Pactiv is a market leader in targeted sectors of the packaging industry: Consumer Products, with the Hefty® brand; Foodservice / Food Packaging; and Protective and Flexible Packaging. With one of the broadest product lines in the specialty packaging industry, the company derives more than 80% of its sales from product lines in which it holds the No. 1 or No. 2 market-share position.

...365 days a year

TO OUR SHAREHOLDERS: I am pleased to report Pactiv's fourth consecutive year of improved performance and solid financial results. In 2003, we continued our relentless focus on growth and productivity. We continued to build businesses that generate strong free cash flow. We used our financial strength to invest wisely in the future of our businesses and to enhance shareholder value through share repurchases. We continued to shape ourselves into a company that will achieve even greater growth and success in the years ahead.

Among the major highlights for the year:

- Sales grew 9% to $3.1 billion.
- Net income rose 24% to $183 million, or $1.14 per share, from $148 million, or $0.92 per share, in 2002.
- Earnings from continuing operations, excluding $0.22 per share for a settlement of litigation inherited at the time of our spin-off, totaled $1.43 per share, compared with $1.37 per share in 2002. Including this charge, earnings from continuing operations totaled $1.21 per share.
- Our productivity and procurement improvement programs generated more than $30 million in cost savings.
- Free cash flow totaled $224 million, even after deducting $19 million associated with the litigation settlement.
- Our return on capital employed, which was 6.8% in 2000, reached 11.4% in 2003, well above our weighted-average cost of capital.

FOUR YEARS OF CONTINUING SUCCESS In our four years as a public company, we have reshaped our business portfolio. We sold underperforming businesses that had annual sales in excess of $200 million and added a number of new businesses, including Winkler Forming, Jaguar, and Rock-Tenn's plastic packaging assets, that will strengthen our core businesses and provide future growth. Our businesses are generating substantial, sustainable free cash flow. We repurchased 18 million shares of our common stock, including 2.7% of total outstanding shares in 2003. We reduced debt by $725 million, or 35%, and established a capital structure that gives us tremendous strength and financial flexibility. And over this period we have delivered total shareholder returns well ahead of both the Dow Jones Industrial Average and S&P 500 Index. Our performance has been strong and consistent.

As these results show, our businesses have sound strategies, and we are implementing them well. We have shaped Pactiv into a business that is building value for its shareholders. Recognizing our achievements, in early 2004 FORTUNE magazine named Pactiv America's Most Admired Company in our industry group for the second consecutive year. We are proud of our success and more importantly, we look forward to what can be accomplished as we build on this strong foundation.

LEVERAGING CORE STRENGTHS TO ADVANCE IN OUR MARKETS Our goals are straightforward. In each of our businesses – Hefty® Consumer Products, Foodservice / Food Packaging, and Protective and Flexible Packaging – we seek to be No. 1 in the measures that matter: growth, profitability, and investment returns. The challenges of being No. 1 – both in financial measures and in service to our customers – are more demanding than ever, and we continue to build on our proven strengths to meet them. These strengths include:

- **Hefty® Brand Equity.** Pactiv's Hefty® brand is one of the nation's most trusted and most recognized brands, and its power represents an important opportunity to create value for both America's households and our shareholders. The Hefty® brand means strength and quality to consumers. It means strong category growth and profit to our retail partners. And to Pactiv, the Hefty® brand provides a way to bring new products to customers who are excited to try them.

- **Product Breadth / Market Leadership.** Across our businesses, Pactiv's broad product lines are leaders in their categories. In fact, the company derives more than 80% of its sales, and an even greater percentage of its earnings, from product lines that hold the No. 1 or No. 2 market-share position. With one of the most extensive product lines in the industry, the company has produced solid growth rates – and done so in a challenging economy.

- **Channel Access and Distribution.** Our product lines are sold through multiple channels. Institutional channels include supermarkets, food packers and processors, distributors, restaurants, and schools. Retail channels include mass merchandisers, warehouse clubs, grocery stores, drug stores, and dollar stores. Over the past several years, the company has aggressively built an industry-leading integrated logistics capability – delivering enhanced value to customers by allowing them to order Pactiv's products with fast, one-truck delivery.

- **Innovation.** Pactiv strives to lead in innovation with one of the industry's foremost new product development capabilities. Through this effort the company continues to deliver more than 50 new packaging products each year, helping customers, driving growth, and differentiating our product offering.

- **Cost Leadership.** We believe that the marketplace will be more competitive as we go forward and that we must be prepared to meet its challenges. We embrace these changes as a part of our strategy. By leveraging our scale, technology, and the skills of our people, Pactiv has become an industry cost leader, and we are working to further improve our operational excellence to become the industry's low total-cost producer.

WHAT'S NEXT Leading in our markets and building on that leadership means always asking "What's next?" and making that happen today.

Growth We are determined to build our businesses into even stronger leaders by intimately understanding our customers' needs, developing new products to meet those needs, moving into new markets, and adding to our portfolio through targeted acquisitions.

New products are driven in large part by creativity. We listen to our customers and then use our marketing and technical capabilities to help solve their problems. Sometimes the answer is as simple as a new way to help merchandise a prepared entrée for takeout. Other times we have to tackle big problems like developing an inexpensive new material that can go directly from the freezer to the microwave. In the end, it's our employees' ability to listen and create, and our customers' willingness to trust and collaborate, that are the keys to our successful new product effort.

Acquisitions also play an important role in our growth. We use acquisitions to add new products and material capabilities, as well as to efficiently enter adjacent markets. In 2003, we acquired the plastic packaging assets of Rock-Tenn Company and completed the acquisition of the remaining 30% of Mexico-based Central de Bolsas, S.A. de C.V. (Jaguar Corporation), making Jaguar a wholly-owned subsidiary of Pactiv. We have a track record of making successful acquisitions, and we expect this capability to be a significant contributor to growth and earnings in the future.

Productivity Productivity at Pactiv means paving the way to growth, by becoming more and more efficient. By focusing on productivity – continuously measuring and improving our performance in manufacturing, logistics, quality, and other areas across the company – we have delivered savings and cost improvements, freed up capacity, expanded margins, and increased cash flow. Being the low-cost producer doesn't just save money, it also funds our ability to grow through new products and acquisitions.

In 2003, we generated over $30 million in cost savings and productivity improvements, and we're not letting up. We expect to achieve similar savings in 2004, and we believe that there are many more untapped opportunities for increased efficiency and cost reduction in all areas of our business.

Finally, we are extending our focus on productivity all the way to the unloading dock of our customers. By using our unique distribution capabilities, we can offer our customers better management of their logistics operations and inventory – the result: higher inventory turns, lower costs, and a better bottom line for all of us.



As a result of all of these efforts, we are bringing unique value to our marketplace, both in scale – which means greater efficiencies and lower costs – and in scope, which gives us the opportunity to drive improvements throughout the entire supply chain. We believe we stand apart in our marketplace today, and we have only scratched the surface of what Pactiv can accomplish.

Attitude When we went public in November 1999, our challenge was to establish the vision, direction, and discipline needed to realize Pactiv's full potential. We set financial goals, but just as important, focused on creating a culture that would help us reach our aggressive targets. Pactiv employees now share what we call "The Pactiv Attitude," a company-wide focus on performance. The Pactiv Attitude is not only about delivering financial results, it's about building a business that can provide value to *all* stakeholders over the long term.

LOOKING AHEAD As we look at 2004, we continue to see uncertainties. The economy, while improving, has yet to create the demand that is driven by higher employment levels. Raw material costs have continued to climb. We are not waiting for favorable external factors to enhance our margins and profitability. Our future is in our own hands, and we look forward to the opportunity to continue to delight our customers, improve our businesses, and deliver solid returns to shareholders. We are proud of our ability to understand the challenges ahead, and even more proud of our ability to make changes to address them successfully.

I want to thank our customers and shareholders for the support that they provided throughout the year. I also want to express appreciation to our board of directors for their contributions. Specifically, I want to welcome K. Dane Brooksher, who joined the board in March 2003. I would also like to thank Paul T. Stecko, who left our board in October, for the significant contributions he made to our business over the years.

Above all, I want to thank our employees for their efforts throughout 2003. While we accomplished much, we know that looking back is never as important as looking ahead. The employees of Pactiv are doing precisely that, working hard to build on our strengths, grow our business, take our performance to higher levels, and deliver value in 2004 and beyond.

Richard L. Wambold
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
MARCH 15, 2004

OPERATIONS REVIEW


LEADERSHIP
GROWTH
Innovation
Product Breadth
Hefty® Brand Equity
Distribution / Supply Chain Capability
Cost Leadership
PRODUCTIVITY

Pactiv Corporation is a leader in the specialty packaging industry, recognized for innovation, the breadth and depth of its product lines, brand strength and recognition, channel access, distribution capability, and a commitment to continuous productivity improvement and industry cost leadership.

The key to the company's growth and progress is its ability to apply these strengths to emerging customer needs in each of its three operating segments: Hefty® Consumer Products, Foodservice / Food Packaging, and Protective and Flexible Packaging.

In each of these segments, Pactiv is focused on three strategic objectives: growing sales internally and through accretive acquisitions; strengthening margins and competitive positions through a range of productivity-improvement programs; and creating incremental shareholder value through prudent management of its $200 million-plus annual free cash flow.

Hefty® Consumer Products

28% OF SALES


Hefty
Kitchen Fresh
Cinch Sak
TALL KITCHEN BAGS
20
BAGS
NEUTRALIZING

With outstanding brand awareness, Hefty® is one of the nation's most trusted and respected brands, and a leader in every segment of the consumer market in which it competes: drawstring waste bags, disposable foam tableware, disposable aluminum cookware, children's everyday fun plates, and the slider segment of the food bag market.

Sales in this segment rose 6% in 2003, and have grown at a compound annual rate of 6% since our spin-off in 1999. Operating income for 2003 increased 4%, while operating margin was 22%, approximately the same as in 2002.

These results were achieved in an increasingly demanding retail environment. In addition to pricing actions implemented to address significant raw material cost increases, the segment's improved performance reflects three key factors.

INNOVATION

The Hefty® brand extended its leadership in 2003 with the national introduction of a number of products, including Hefty® Kitchen Fresh® CinchSak® tall kitchen bags with an odor-neutralizing patch; Hefty® Easy Flaps® tall kitchen bags with a Stretch and Grip® top; Hefty® Hearty Meals™ deep-dish plates and bowls; a series of extensions of our market-leading Pals children's plate family, including Sports Pals™ sports plates and Merry Pals™ holiday plates; and the extension of our OneZip® slider bags to include seasonal bag designs.

New product introductions and product line extensions are vital to consumer-products businesses. For example, approximately one-half of the sales growth of the Hefty® Consumer Products business over the past three years has come from new products, and with our increased focus on new product development, this is expected to continue. Our strategy is to develop our new product pipeline, delivering several new products and product improvements each year, and to add high-growth products to the Hefty® lineup through strategic acquisitions. Our goal: to leverage the strength of the Hefty® brand and to contribute to Pactiv's profitable growth.

PRODUCTIVITY AND QUALITY IMPROVEMENT

In 2003, our focus on efficiency and productivity improvement continued to allow us to again take significant cost out of our manufacturing operations and to increase our distribution and logistics efficiency, as well as to improve product quality.

CUSTOMER ALIGNMENT

We are leveraging our scale and service capabilities to expand our position as a preferred supplier for strategic customers. Dedicated customer teams provide services related to product promotion planning, logistics, and shelf-space management to leading retailers in the consumer-packaging arena, and we will continue to strengthen and extend these relationships. While our focus will be on driving sales of higher-margin branded products, we will also offer private label products when advantageous. Hefty® products satisfy a growing customer demand for retail differentiation, deliver solid margins, and help drive gains in volume and market share.


Hefty
Cinch Sak
20 BAGS
Easy Flaps
40
STRONG
Kitchen Fresh
NEUTRALIZING PATCH
Steel Sak
Supreme
250
DEEPER STRONGER
Handle Sak
Cinch Sak Ultra
OVERSTUFF
Twist Tie
36 BAGS
Hand Saks
37
STAYS PUT
LAWN & LEAF BAGS
10 BAGS
11 BAGS


Foodservice Foil

44% OF SALES



Pactiv is the leading provider of packaging products to the foodservice / food packaging market, producing and selling approximately 3,500 items, representing the industry's broadest product line. Our products include plastic containers and cups, foam clamshells and trays, food / processor packaging, ovenable paperboard, aluminum, molded fiber, and other products used by the supermarket, institutional, foodservice, and restaurant industries.

The segment performed well in 2003. Sales rose 12% despite the fact that the overall market has been weak over the past three years. Operating income rose 13%, while operating margin was essentially even with 2002.

We achieved these results with prudent acquisitions, new products, and disciplined execution. We are optimistic about the future for two reasons. First, volume gains are anticipated as the economy continues its recovery. Second, the segment's value proposition, leveraging its strategic "one-stop supplier" advantage, should drive strong sales growth.

ONE-STOP SUPPLIER

Over the past several years, our unique one-stop supplier approach helped us expand customer relationships as food-related industries consolidated. This approach involves delivering our comprehensive product and service capabilities through integrated manufacturing, logistics, and service operations linked directly to our customers. In 2003 we began implementing a range of new value-added strategic services. For example, we are working collaboratively today with key customers to forecast supply and demand trends, help them improve purchasing visibility, reduce inventories, and enhance supply-chain efficiency. Going forward, we intend to expand our efforts to strategically partner with our customers.

PRODUCT LINE EXPANSION

In order to strengthen our customer relationships, we provide specialized packaging that meets customer demand for product differentiation and marketability, food safety, and distribution and handling efficiency. In 2003, we again introduced a significant number of new products, which included new packaging for leading fast-food restaurant chains. While many of our new products were developed internally, we also continued to enhance our product lines through strategic acquisitions.

During the year, we acquired the plastic packaging assets of Rock-Tenn Company, which serve the growing amorphous polyethylene terephthalate (APET) and polypropylene material markets. Beyond bringing new confectionery and fresh-cut produce products to Pactiv, the acquisition gives us the capacity needed to support growth in these product lines. In addition, these assets will enable us to expand our position in the emerging case-ready meat packaging market. Pactiv is in the process of launching a technologically advanced product that extends the shelf life of red meat. This product offers national processors a low cost, high quality product that significantly reduces tray sealing time, resulting in improved throughput and efficiency.

We also increased our ownership of Jaguar Corporation to 100%. With its experience in thermoformed, high-impact polystyrene cold cups and plates and polystyrene foam, Jaguar gives us both a powerful point of entry into the Mexican market for disposable packaging products and a solid base for manufacturing products for the U.S. market. These acquisitions were accretive to 2003 earnings, and we expect their contribution to grow in the years ahead.

Protective and Flexible Packaging

28% OF SALES



Composed of a number of businesses that hold strong positions in specialty packaging markets in Europe, North America, and Asia, our protective and flexible packaging products include air cushioning, air padded mailers, foam, hospital supplies, flexible packaging for food and non-food products, and Hexacomb® kraft honeycomb.

The segment's performance improved in 2003, despite the continued slow economy in Europe. Sales, which rose 8% to $879 million, began to improve in the third quarter and strengthened further in the fourth, driven by growth in the North American market. Operating profit totalled $58 million, compared with 2002's $62 million.

We expect to see improvements in volume and margin as the global economy rebounds, reflecting aggressive efforts to (1) extend our product lines and penetrate new channels, (2) continuously reduce costs and improve productivity, and (3) make service a key competitive advantage.

SALES GROWTH

While some of this segment's businesses – notably North American Protective Packaging and Hexacomb – are benefiting from the economic recovery under way in the United States, we also continue to drive sales growth through new product development and channel expansion. For example, in 2003, we:

- Leveraged the Hefty® brand by introducing a line of Hefty Express® protective mailers.
- Introduced a series of private-label protective mailing products that are sold by several major office-supply retailers.
- Placed more than 1,000 PactivAir® 5000 inflatable cushioning systems with customers.
- Made significant gains in the European hospital market with the sale of surgical setpacks manufactured by our German-based medical products unit.
- Successfully introduced our new Swing-Pac™ line of molded-fiber egg cartons in key European markets.

PRODUCTIVITY IMPROVEMENT

Our focus on improving manufacturing productivity and operating performance continues to be successful. In 2003 we also initiated an indirect expense reduction program in our European operations. We generated strong savings in North America with this program and it is becoming clear that there are also solid savings opportunities in our European businesses.

SERVICE

We continue to make outstanding progress in this area. In the past two years, our North American Protective Packaging on-time fill rates improved to 97%, and we are focused on meeting customers' strategic needs across the supply chain. This ability to deliver the right products, the right way, at the right time sets us apart from our competition and should drive continuing gains in sales, market share, and margin as the global economy strengthens.



Pactiv Corporation Product Overview

HEFTY® CONSUMER PRODUCTS

Hefty® Waste Bags
Hefty® Kitchen Fresh® Tall Kitchen Bags
Hefty® The Gripper® Tall Kitchen Bags
Hefty® CinchSak® Trash / Tall Kitchen / Lawn & Leaf / Medium / Recycling Bags
Hefty® CinchSak® Heavy Duty Clean-Up Trash Bags
Hefty® CinchSak® Ultra Trash / Tall Kitchen Bags
Hefty® HandySaks™ Bags
Hefty® EasyFlaps® Trash / Tall Kitchen Bags
Hefty® HandleSak® Trash / Tall Kitchen / Recycling Bags
Hefty® TwistTie Trash / Large Trash / Tall Kitchen / Lawn & Leaf / Medium / Small / Recycling Bags
Hefty® SteelSak® Drawstring / Twist Tie Heavy Duty Trash Bags
Hefty® Basics® Trash / Tall Kitchen Bags
Hefty® Scrap Bags and Compactor Bags
Hefty® Renew® Trash / Tall Kitchen Bags

Hefty® Tableware
Hefty® EveryDay Foam Plates / Bowls / Trays
Hefty® Hearty Meals™ Plates / Bowls
Hefty® ElegantWare® Plates / Bowls
Hefty® Classic Impressions® Plates
Hefty® Holiday Prints Plates / Bowls / Cups
Hefty® Heavy Duty Paper Plates
Hefty® Supreme™ Plates
Hefty® Super Weight™ Plates

Hefty® Pals Products
Hefty® Zoo Pals® Plates
Hefty® Zoo Pals® Fun Slider Bags
Hefty® Merry Pals™ and Sports Pals® Plates

Hefty® OneZip® Products
Hefty® OneZip® Storage Quart / Gallon Bags
Hefty® OneZip® Freezer Quart / Gallon Bags
Hefty® OneZip® Sandwich Bags
Hefty® OneZip® Jumbo 2.5 Gallon Bags
Hefty® OneZip® Holiday / Halloween / Valentine's / Patriotic / School Bags

Kordite®
Kordite® Drawstring and Twist Tie Trash / Tall Kitchen / Lawn & Leaf Bags
Kordite® Plastic and Foam Plates / Cups

Baggies®
Baggies® Storage Gallon / 2-Gallon Bags
Baggies® Sandwich Bags

Hefty® EZ Foil™ Products
SupeRoaster® Roaster / Baking / Casserole / Take Along Pans
EZ Elegance® Baking / Casserole / Roaster / Take Along Pans
Country Cookin® Baking / Casserole / Take Along Pans
Party Colors® Baking Pans
Fiesta™ Pans
Crown Classic® and Crown Oval® Roasters

FOODSERVICE / FOOD PACKAGING

Bakery Packaging
Cakes
Pies
Cookies
Loaf Cakes and Bread
Pastries
Breakfast Foods

Home Meal Replacement
Cold Ready-To-Eat
Hot Ready-To-Eat
Ovenable
Dual-Ovenable
Microwaveable

Carry-Out Packaging
Cold Ready-To-Eat
Hot Ready-To-Eat
Ovenable
Dual-Ovenable
Microwaveable
Catering
Box Lunch
Handled Containers
Beverage Cups
Film / Foil Wraps
Clear Display Packaging
Cup Carriers
Dual Color Containers
Hot Cups
Cold Cups

Packer / Processor Packaging
Bakery
Frozen Foods
Meat Products
Egg
Agriculture
Dual-Ovenable
Slide-Rite® Zipper Bags
ActiveTech® Modified Atmosphere Packaging
Extended Shelf Life Trays
Confectionery Products

Deli Packaging
Deli Salads
Home Meal Replacement
Hot Case Products
Cold Case Products

Produce Packaging
Cut Produce
Whole Produce

Dine-In Packaging
Back of Premise
Table Service
Quick Service
Self Service / Cafeteria
Institutional

Meats and Fish Packaging
Plastic Meat Trays
Molded Fibre Meat Trays
Foam Meat Trays

PROTECTIVE AND FLEXIBLE PACKAGING

Air Cushioning
Astro-Cell® Air Cushioning Sheet and Plus Sheet
Astro-Suprabubble® Air Cushioning
Astro-Cell® Anti-Static Air Cushioning
Pactiv Air® 5000 System
Pactiv Air® 3000 System
Pactiv Air® 2000 Inflatable Pouch
EZ™ Bubble-Out™ Bags-on-a-Roll

Building Products
GreenGuard® Insulation Board
GreenGuard® PLYGOOD® Ultra Sheathing
GreenGuard® Fanfold Underlayment
GreenGuard® BACKER-PRO Underlayment
GreenGuard® Classic Wrap / Value Wrap / UltraWrap Housewrap
GreenGuard® RainDrop® Housewrap
GreenGuard® Waterproofing Protection Board
GreenGuard® Roofing Recovery Board
GreenGuard® Sill Sealer
Astro-Foil® Reflective Insulation

Custom and Stock Plastic Thermoformed
Packaging Engineered Foams
PolyPlank® PLK Foam Plank
PolyPlank® MDL® Dual-Density Laminated Plank
PropaFoam® Foam Cushioning
Proflex® Profiles
PolyPlank® LAM Laminated Plank

Hexacomb® Honeycomb
Cushion-Comb® Cushioning Honeycomb
Hexacomb® Honeycomb Die-Cuts
Hexacomb® Pallets
Hexacomb® Void Fill Honeycomb
Hexacomb® Transportation Structure
Hexacomb® Structural Honeycomb

Mailers
Hefty Express® Shipping Mailers
Gator-Pak™ Shipping Mailers
Pad Kraft® Shipping Mailers
Air-Kraft® Shipping Mailers
Armor-Lite® Shipping Mailers
Friendly Foam® Mailers

Medical and Flexible Packaging
Secu-Drape® Sterile OR Drapes, Gowns and Sets
Stand-up Pouches for Retail Packaging
Barrier Films for Food Packaging (MAP)
Printed and Laminated Film for Retail Packaging
Shrink and Stretch Sleeves, Wrap-around Labels
Sterilizable and Boilable Films and Bags
Bags with and without Re-Closure System

Sheet Foam
MicroFoam® Protection
MicroFoam® Cohesive Protection
Astro-Foam® Protection
Sleevit® Protection
Micro-Tuff Protection
Laminated Product Protection
Furniture Guard® Foam Cushioning
Orca™ Wrap
Astro-Sheeter™ System and Furniture Systems
Edge Foam® Edge Protectors

FINANCIAL REVIEW

Basis of Presentation

Financial statements for all periods presented herein have been prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2003.

The company reports the results of its segments in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." During 2003, the company revised its segment reporting by separating its previously aggregated Consumer and Foodservice/Food Packaging segment. Accordingly, the company now has 4 reporting segments: Consumer Products, which relates principally to the manufacture and sale of disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products such as waste bags, tableware, food-storage bags, and cookware for consumer markets such as grocery stores, mass merchandisers, and discount chains; Foodservice/Food Packaging, which relates primarily to the manufacture and sale of various disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products for foodservice and food-packaging markets such as restaurants and other institutional foodservice outlets, food processors, and grocery chains; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fibre products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative-service operations and retiree-benefit income and expense. The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets are used. Previously reported segment information has been restated to conform to the current year's presentation.

Restructuring and Other

In the fourth quarter of 2000, the company recorded a restructuring charge of $71 million, $47 million after tax, or $0.29 per share. Of this amount, $45 million was for the impairment of assets held for sale, including those related to the packaging-polyethylene business and the company's interest in Sentinel Polyolefins LLC (Sentinel), a protective-packaging joint venture. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. The remaining $26 million was related to the realignment of operations and the exiting of low-margin businesses in the company's Protective and Flexible Packaging segment. Specifically, this charge was for (1) plant closures in North America and Europe, including the elimination of 202 positions ($6 million); (2) other workforce reductions (187 positions), mainly in Europe ($6 million); (3) impairment of European long-lived assets held for sale ($10 million); and (4) asset write-offs related to the elimination of certain low-margin product lines ($4 million). The impairment charge for European assets was recorded following completion of an evaluation of strategic alternatives for the related businesses and represented the difference between the carrying value of the assets and their fair value based on market estimates. Restructuring-plan actions have been completed. Actual cash outlays for severance and other costs were $3 million less than originally estimated, as 78 fewer positions were eliminated, while charges for asset write-offs were $3 million more than initially estimated. Additionally, the company recognized a benefit of $6 million, $4 million after tax, or $0.02 per share, in the fourth quarter of 2001, largely to reflect a lower loss than was originally recorded on the sale of the company's packaging-polyethylene business.

In the fourth quarter of 2001, the company recorded a restructuring charge of $18 million, $10 million after tax, or $0.06 per share. Of this amount, $5 million was related to higher-than-anticipated expenses associated with the sale of small, noncore European businesses announced in the fourth quarter of 2000. The remaining $13 million reflected adoption of a restructuring plan to consolidate operations and reduce costs in the Foodservice/Food Packaging ($5 million) and Protective and Flexible Packaging ($8 million) segments. Specifically, this charge was for (1) plant closures and consolidations in North America and Europe, including the elimination of 283 positions ($10 million); (2) other workforce reductions (99 positions – $2 million); and (3) asset write-downs related to the exit of a North American product line ($1 million).

In the second quarter of 2002, the company recognized a benefit of $4 million, $2 million after tax, or $0.02 per share, related to the partial reversal of a previously recorded restructuring charge (netted against fixed assets), primarily as a result of incurring a lower-than-anticipated loss on the sale of a noncore European business.

In the fourth quarter of 2003, the company reversed $1 million of a previously recorded restructuring charge in its Foodservice/Food Packaging segment, reflecting lower-than-anticipated lease-termination costs for a facility that was anticipated to be abandoned under the company's fourth-quarter 2001 restructuring plan, but which has been converted into a storage facility. Also in the fourth quarter of 2003, the company recorded $1 million of restructuring expense in its Protective and Flexible Packaging segment, reflecting higher-than-anticipated costs associated with the fourth-quarter 2001 restructuring program, mainly related to higher-than-expected lease-termination costs.

As of December 31, 2003, all restructuring activity related to the above programs was concluded.

Business

Pactiv's primary business is the manufacture and sale of consumer and specialty-packaging products for the consumer, foodservice/food packaging, and protective and flexible packaging markets. The company's consumer products include plastic, aluminum, and paper-based products such as waste bags, food-storage bags, and disposable tableware and cookware sold under such well-known brand names as Hefty®, Baggies®, Hefty® OneZip®, Hefty® CinchSak®, Hefty® The Gripper®, Hefty® Zoo Pals®, Kordite®, and EZ Foil™. Foodservice and food-packaging products include foam, clear plastic, aluminum, pressed-paperboard, and molded-fibre packaging for customers in the food-distribution channel, including wholesalers, supermarkets, and packer processors, who prepare and process food for consumption. The company's protective-packaging products are generally used to protect and cushion various commercial and industrial products from the point of manufacture to the point of delivery or pick-up. Pactiv's flexible-packaging products are used mainly in food, medical, pharmaceutical, chemical, and hygienic applications, and often involve custom design. The company operates 80 manufacturing facilities in 14 countries worldwide.

Pactiv generates sales and profits through the arms-length sale of its products to a wide array of customers, including grocery stores, mass merchandisers, discount chains, restaurants, distributors, fabricators, and directly to end-users worldwide. Costs are incurred in connection with the manufacture and sale of these products and are recorded as either cost of sales or selling, general, and administrative expenses.

Approximately 80% of Pactiv's sales comes from products made from different types of plastics. The principal raw materials used to manufacture these products are plastic resins, including polystyrene, polyethylene, polypropylene, polyvinyl chloride, and amorphous polyethylene teraphthalate (APET). Plastic-resin prices can be volatile and are a function of, among other things, the availability of production capacity; oil, natural gas, and other energy-related feedstock costs; and geopolitical circumstances.

The company generates cash by collecting receivables on profitable sales in a timely manner, effectively managing inventory levels, maximizing vendor-payment terms, utilizing tax-minimization strategies, and optimizing other elements of working capital. Pactiv uses the cash it generates to invest in property, plant, and equipment and acquisitions to provide long-term sales, profit, and cash-flow growth; to retire debt; and, from time to time, to repurchase its stock. The company anticipates that its cash flow from operations will continue to be sufficient to fund its investing and financing activities.

Pactiv has pension plans that cover substantially all of its employees. In addition, the company, in conjunction with its spin-off from Tenneco Inc. (Tenneco) in 1999, became the sponsor of retirement plans covering participating employees of Tenneco Automotive Inc. (whose benefits under these plans were frozen as of November 30, 1999,) and certain former subsidiaries and affiliates of Tenneco. Pactiv records net pension income on its pension plans as an offset to selling, general, and administrative expenses; however, management typically excludes the effects of pension income and pension assets and liabilities in assessing performance and returns of the company.

Several opportunities and challenges may influence the company's continued growth. Near-term risks include the impact of energy-market volatility on resin costs, the ability to increase selling prices, and the continued effectiveness of the company's productivity and procurement initiatives. Longer-term, the company faces potential changes in consumer-demand patterns, possible supplier and customer consolidations, potential increases in foreign-based competition, and possible growth in unbranded products' market share. The company expects to continue to be successful by adjusting selling prices to offset resin-price movements, implementing aggressive cost-management and productivity programs, leveraging its existing customer base into new distribution channels, introducing innovative new products, and making strategic acquisitions.

Significant Trends and Other

As noted above, the principal raw materials used to manufacture the company's products are plastic resins, principally polystyrene and polyethylene. Average industry prices for polystyrene were approximately 28% higher in 2003 than in 2002, driven principally by higher oil prices, while average industry prices for polyethylene rose by approximately 27% in 2003 compared with 2002, fueled by higher natural-gas prices. In response to the year-over-year increase in average resin costs, the company raised selling prices in many areas of its business during 2003. However, these price increases were only partially effective in offsetting the impact of the resin-cost increases, as evidenced by the decline in the company's gross margin from 31.7% in 2002 to 29.7% in 2003.

Major plastic-resin suppliers have announced additional price increases effective in the first quarter of 2004, reflecting the continued volatility in energy markets. These resin-cost increases are likely to have a near-term dilutive effect on the company's gross margin until resin prices fall or the company is able to raise selling prices correspondingly.

The company will implement a program in 2004 to enhance its growth through allocation of productivity savings to new product development and marketing support.

Capitalizing on productivity opportunities, the company will rationalize and consolidate certain manufacturing operations. Among the actions being considered are termination of production at a molded fibre plant in Great Yarmouth, U.K., and limited consolidation of North American operations. These rationalizations involve asset writeoffs, equipment removal, severance, and abatement of asbestos insulation at Great Yarmouth.

These actions, coupled with select reductions in force and other cost-reduction initiatives, are expected to reduce annualized pretax costs by approximately $45 million ($28 million after tax). Approximately $25 million will be redirected to additional new-product development activities and marketing support. As a result of these actions, the company plans to take an after-tax charge of approximately $60 million, of which approximately $48 million is expected to be recorded in the first quarter of 2004, with the balance recognized throughout the remainder of the year. The after-tax cash cost of executing the program will be approximately $36 million. The ultimate amount and timing of the charges will depend upon the final costs of facility closures and employee benefits, and conclusion of statutorily required discussions.

Year 2003 compared with 2002

Results of Continuing Operations

Sales

(Dollars in millions)	2003	2002	Change
Consumer Products	$ 888	$ 841	5.6%
Foodservice/Food Packaging	1,371	1,221	12.3
Protective and Flexible Packaging	879	818	7.5
Total	$3,138	$2,880	9.0%

Total sales increased $258 million, or 9.0%, in 2003. Excluding the positive impact of foreign-currency exchange rates ($71 million) and acquisitions ($116 million), sales grew 2%, driven primarily by price increases and volume growth in the base business.

Sales for the Consumer Products business of $888 million increased $47 million, or 5.6%, from $841 million in 2002, reflecting strong volume growth, higher waste-bag selling prices, and lower promotional spending. Volume grew solidly in tableware and waste bags, aided by realizing the full-year effect of new products introduced in 2002 (primarily Hefty® The Gripper® tall kitchen bags). Similarly, the Hefty® Pals line of children's plates introduced in 2002 posted volume and market-share growth during 2003.

Foodservice/Food Packaging segment sales of $1,371 million increased $150 million, or 12.3%, from $1,221 million in 2002. Excluding the positive impact of acquisitions ($111 million) and foreign-currency exchange rates ($3 million), sales grew 3%, driven primarily by higher selling prices. During 2003, price increases were implemented in many areas of this business in response to higher polystyrene resin prices.

Sales of Protective and Flexible Packaging products of $879 million increased $61 million, or 7.5%, from $818 million in 2002. Excluding the positive impact of foreign-currency exchange rates ($68 million) and acquisitions ($5 million), sales for this segment fell 1%, primarily reflecting volume softness in Europe, offset partially by price increases in both North America and Europe.

Operating Income

(Dollars in millions)	2003	2002	Change
Consumer Products	$ 195	$ 188	3.7%
Foodservice/Food Packaging	178	158	12.7
Protective and Flexible Packaging	58	62	(6.5)
Other	35	55	(36.4)
Total	$ 466	$ 463	0.6%

Total operating income was $466 million in 2003, an increase of $3 million, or 0.6%, over 2002. The increase was driven principally by volume growth in both the base business and from acquisitions, benefits from the company's productivity and procurement initiatives, and lower advertising and promotion expenses, offset partially by unfavorable spread (the difference between selling prices and raw-material costs), a $45 million decline in noncash pension income, and a $4 million reversal in 2002 of a previously recorded restructuring charge.

Operating income for the Consumer Products segment increased $7 million, or 3.7%, in 2003, driven principally by volume growth, productivity improvements, and lower advertising and promotion expenses, offset partially by lower spread.

Operating income for the Foodservice/Food Packaging segment increased $20 million, or 12.7%, in 2003, driven principally by volume growth in the base business and through acquisitions, and productivity improvements, offset partially by lower spread.

Operating income for the Protective and Flexible Packaging segment decreased $4 million, or 6.5%, from 2002, mainly reflecting unfavorable spread, lower volume, and the aforementioned $4 million reversal in 2002 of a previously recorded restructuring charge, offset partially by benefits from productivity improvements.

Operating income for the Other segment was $35 million in 2003, a decrease of $20 million, or 36.4%, from 2002, driven mainly by a $45 million decline in noncash pension income, offset partially by the impact of administrative productivity improvement and procurement savings.

Tenneco Packaging Litigation Settlement and Other – In the third quarter of 2003, the company reached an agreement to settle a civil, class-action lawsuit filed in 1999 against Tenneco, Tenneco Packaging, and Packaging Corporation of America (PCA), Tenneco's former containerboard business (Tenneco Packaging litigation). The settlement resulted in Pactiv recording a pretax charge of $56 million, $35 million after tax, or $0.22 per share. The company expects final approval of the settlement from the court in March 2004. This charge includes the establishment of a reserve for the estimated liability associated with lawsuits filed by certain members of the original class action who opted out and filed their own lawsuits. While it is not possible to predict the outcome of any of these proceedings, the company's management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a materially adverse effect on the company's financial position. However, actual outcomes may be different than expected and could have a material effect on the company's results of operations or cash flows in a particular period.

Income Taxes – The company's effective tax rate for 2003 was 37.7%, compared with 40.0% for 2002, reflecting the positive impact of tax-planning strategies implemented in the United States.

Income from Continuing Operations – The company recorded income from continuing operations of $195 million, or $1.21 per share, in 2003, compared with $220 million, or $1.37 per share, in 2002. Income for 2003 included the impact of the Tenneco Packaging litigation settlement of $35 million after tax, or $0.22 per share, and noncash pension income of $40 million after tax, or $0.25 per share. Income for 2002 included noncash pension income of $65 million after tax, or $0.41 per share, and $2 million after tax, or $0.01 per share, from the aforementioned reversal of a previously recorded restructuring charge.

Cumulative Effect of Changes in Accounting Principles

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." Pactiv adopted FIN No. 46 effective December 31, 2003, requiring the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on assets leased under its synthetic-lease arrangement from lease inception to December 31, 2003, which reduced net income in 2003 by $12 million, or $0.07 per share. On a going-forward basis, consolidation of the synthetic-lease variable-interest entity (VIE) is expected to reduce net income by approximately $3 million, or $0.02 per share, annually.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, the company adopted SFAS No. 142 and recorded a goodwill-impairment charge for certain Protective and Flexible Packaging businesses of $83 million, $72 million after tax, or $0.45 per share, as a cumulative effect of change in accounting principles in the first quarter of 2002.

See "Changes in Accounting Principles" for further information.

Liquidity and Capital Resources

Capitalization

December 31 (In millions)	2003	2002
Short-term debt, including current maturities of long-term debt	$ 5	$ 13
Long-term debt	1,336	1,224
Total debt	1,341	1,237
Minority interest	8	21
Shareholders' equity	1,061	897
Total capitalization	$2,410	$2,155

Total debt increased $104 million from December 31, 2002, to December 31, 2003, primarily as a result of adopting FIN No. 46, which required that the company's synthetic lease be recorded on the balance sheet, thereby increasing debt by $169 million, partially offset by the retirement of debt ($65 million). Minority interest fell to $8 million from $21 million at the end of 2002 in that the company purchased the remaining 30% of Central de Bolsas, S.A. de C.V. (Jaguar) it did not already own. Shareholders' equity increased $164 million from December 31, 2002, to December 31, 2003, primarily reflecting the recording of $183 million in net income, the recording of a $61 million favorable currency-translation adjustment, and the issuing of company stock totaling $34 million, offset partially by the repurchasing of $87 million of company stock and the recording of an increase in the minimum pension-plan liability of $28 million.

The ratio of debt to total capitalization declined to 55.6% at December 31, 2003, from 57.4% at December 31, 2002, primarily because of the increase in shareholders' equity.

Cash Flows

(In millions)	2003	2002
Cash provided (used) by:		
Operating activities	$ 336	$ 384
Investing activities	(194)	(244)
Financing activities	(134)	(57)

Cash provided by operating activities was $336 million in 2003, compared with $384 million in 2002. The $48 million decrease reflected the 2003 cash effect of the Tenneco Packaging litigation settlement ($19 million), higher cash tax payments ($26 million), and higher operating working capital, primarily as a result of higher raw-material costs.

Investing activities used $194 million of cash in 2003, principally for capital expenditures ($112 million) and acquisitions ($82 million). Cash used by investing activities was $244 million in 2002, principally for capital outlays ($126 million) and acquisitions ($125 million).

Cash used by financing activities was $134 million in 2003, driven primarily by the repurchase of company stock ($87 million) and the retirement of variable-rate debt ($67 million), offset partially by the issuance of company stock in connection with the administration of employee-benefit plans ($20 million). Financing activities used $57 million of cash in 2002, primarily for the repurchase of company stock ($40 million) and the retirement of debt ($28 million).

Capital Commitments – Commitments for authorized capital expenditures totaled approximately $71 million at December 31, 2003. It is anticipated that the majority of these expenditures will be funded over the next 12 months from existing cash and short-term investments and internally generated cash.

Contractual Obligations – The company enters into arrangements that obligate it to make future payments under long-term contracts. Summarized below are such obligations at December 31, 2003.

(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	$2,628	$ 97	$ 636	$ 229	$1,666
Operating-lease obligations	124	31	38	25	30
Purchase obligations (2)	386	221	163	2	—
Other long-term liabilities (3)	461	44	36	31	350
Total	$3,599	$ 393	$ 873	$ 287	$2,046

(1) *Includes fixed-rate debentures, variable-rate debt related to the company's synthetic-lease agreement, and other fixed-rate debt, plus related interest-payment obligations based on rates in effect at December 31, 2003.*

(2) *Includes open capital commitments, amounts related to the purchase of minimum quantities of raw materials at current market prices under supply agreements, and other long-term vendor agreements with specific payment provisions and early termination penalties.*

(3) *Includes undiscounted workers' compensation obligations, undiscounted and unfunded postretirement medical and supplemental pension-funding requirements, and obligations associated with plant clean-up costs in the United Kingdom.*

Liquidity and Off-Balance-Sheet Financing – The company uses various sources of funding to manage liquidity. Sources of liquidity include cash flow from operations and a 5-year, $750 million revolving-credit facility, none of which was outstanding at December 31, 2003. The company was in full compliance with financial and other covenants of its revolving-credit agreement at year-end 2003. The company also utilizes an asset-securitization program as off-balance-sheet financing. Amounts securitized under this program were $10 million at both December 31, 2003, and December 31, 2002. Termination of the asset-securitization program would require the company to increase its debt or decrease its cash balance by a corresponding amount.

The company has pension plans that cover substantially all of its employees. Cash-funding requirements for the plans are governed primarily by the Employee Retirement Income Security Act (ERISA). Based on long-term projections at December 31, 2003, no cash contributions to the plans will be required through at least 2013.

In the third quarter of 2003, the company reached an agreement to settle a civil, class-action lawsuit filed in 1999 against Tenneco, Tenneco Packaging, and PCA, Tenneco's former containerboard business (Tenneco Packaging litigation). The settlement resulted in Pactiv recording a pretax charge of $56 million, $35 million after tax, or $0.22 per share, a portion of which ($35 million, or $19 million after tax) was paid in cash in 2003. While it is not possible to predict the outcome of related proceedings, the company's management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a materially adverse effect on the company's financial position. However, actual outcomes may be different than expected and could have a material effect on the company's results of operations or cash flows in a particular period.

In December 2003, the company's board of directors approved a plan to repurchase up to 5 million shares of common stock. Using open-market or privately negotiated transactions, shares will be acquired from time to time based on market conditions. The repurchased shares will be held in treasury and used for general corporate purposes. In 2003, the company repurchased 945,600 shares ($22 million) under this authorization, and has acquired approximately 3 million additional shares ($64 million) since December 31, 2003.

Management believes that cash flow from operations, available cash reserves, and the ability to obtain cash under the company's credit facilities and asset-securitization program will be sufficient to meet current and future liquidity and capital requirements.

Year 2002 compared with 2001

Results of Continuing Operations

Sales

(Dollars in millions)	2002	2001	Change
Consumer Products	$ 841	$ 815	3.2%
Foodservice/Food Packaging	1,221	1,182	3.3
Protective and Flexible Packaging	818	815	0.4
Total	$2,880	$2,812	2.4%

Total sales increased $68 million, or 2.4%, in 2002. Excluding the positive impact of foreign-currency exchange rates ($20 million), acquisitions ($67 million), and the negative effect of business divestitures ($50 million), sales grew 1%. Volume, excluding divestitures, grew 8%, with 5 percentage points coming from the base business and 3 percentage points coming from acquisitions. Somewhat offsetting the volume gains were lower selling prices, primarily related to the pass through of lower raw-material costs.

Sales for Consumer Products increased $26 million, or 3.2%, in 2002. Volume in this business increased 8%, driven by growth in Hefty® One Zip™ food-storage bags and tableware. Also contributing to the volume growth was the introduction of new products: Hefty® The Gripper® tall kitchen bags and Hefty® Zoo Pals® disposable plates for children. The higher volume was offset somewhat by an increase in promotional spending in support of new-product introductions.

Sales in the Foodservice/Food Packaging business increased $39 million, or 3.3%, in 2002. Excluding the negative effect of divestitures ($15 million), sales for this segment grew 5%. Volume in this business increased 10%, with 5 percentage points coming from the base business and 5 percentage points coming from acquisitions. The higher volume was offset partially by a decline in selling prices related to the pass through of lower raw-material costs.

Sales of Protective and Flexible products increased $3 million, or 0.4%, from 2001. Excluding the positive impact of foreign-currency exchange rates ($20 million) and the negative effect of businesses divested in 2001 ($35 million), sales for this segment improved 2%. The increase reflected volume growth of 5%, with 3 percentage points coming from the base business and 2 percentage points coming from acquisitions, offset partially by a decline in selling prices associated with the pass through of lower raw-material costs, principally in North America.

Operating Income

(Dollars in millions)	2002	2001	Change
Consumer Products	$ 188	$ 154	22.1%
Foodservice/Food Packaging	158	134	17.9
Protective and Flexible Packaging	62	29	113.8
Other	55	74	(25.7)
Total	$ 463	$ 391	18.4%

Total operating income for 2002 was $463 million, up $72 million, or 18.4%, from last year. The increase was driven principally by volume growth; improvement in gross margin, primarily reflecting growth in higher-margin product lines and benefits from the company's productivity initiatives; the impact of reversing $4 million of a previously recorded restructuring charge related to the Protective and Flexible Packaging segment; and the elimination of goodwill amortization in 2002 ($19 million benefit), resulting from the adoption of SFAS No. 142. See Changes in Accounting Principles for additional information. Operating income for 2001 included $12 million of restructuring and other charges and the reversal of $12 million of spin-off transaction-cost provisions originally recorded in 1999.

Operating income for the Consumer Products business increased $34 million, or 22.1%, from 2001, driven primarily by volume growth, productivity improvements, lower logistics costs, and the 2002 elimination of goodwill amortization ($3 million benefit), offset partially by higher advertising expenditures and promotional spending related to new-product introductions.

Operating income for the Foodservice/Food Packaging segment increased $24 million, or 17.9%, in 2002, driven principally by volume growth, productivity improvements, lower logistics costs, and the 2002 elimination of goodwill amortization ($9 million benefit), offset partially by lower spread.

Operating income for the Protective and Flexible Packaging segment increased $33 million, or 113.8%, from 2001, mainly reflecting higher volume, benefits from a restructuring program initiated in January 2001, the reversal in 2002 of a previously recorded restructuring charge ($4 million benefit), restructuring and other expenses in 2001 ($13 million) not repeated in 2002, and the 2002 elimination of goodwill amortization ($7 million benefit), offset, in part, by lower spread.

Operating income for the Other segment was $55 million in 2002, a decrease of $19 million, or 25.7%, from 2001, driven mainly by the 2001 reversal of spin-off transaction-cost provisions originally recorded in 1999 ($12 million benefit), lower pension income, and higher stock-based compensation costs.

Interest Expense, Net of Interest Capitalized – Interest expense was $96 million in 2002, down $11 million, or 10.3%, from 2001, mainly because of lower borrowings.

Income Taxes – The company's effective tax rate for 2002 was 40.0%, compared with 41.5% for 2001. This reduction was attributable principally to the elimination of goodwill amortization.

Income from Continuing Operations – The company recorded income from continuing operations of $220 million, or $1.37 per share, in 2002, compared with $165 million, or $1.03 per share, in 2001.

Discontinued Operations

In 2001, the company recorded after-tax income from discontinued operations of $28 million, or $0.17 per share, which represented gains on the sale of the company's remaining holdings of PCA stock.

Cumulative Effect of Change in Accounting Principles

In July 2001, the FASB issued SFAS No. 142. Effective January 1, 2002, the company adopted SFAS No. 142 and recorded a goodwill-impairment charge for certain Protective and Flexible Packaging businesses of $83 million, $72 million after tax, or $0.45 per share, as a cumulative effect of change in accounting principles in the first quarter of 2002.

Changes In Accounting Principles

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, and recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002.

In January 2003, the FASB issued FIN No. 46. FIN No. 46 addresses accounting for VIEs, defined as separate legal structures that either do not have equity investors with voting rights or have equity investors with voting rights that do not provide sufficient financial resources for entities to support their activities. FIN No. 46 requires that (1) companies consolidate VIEs if they are required to recognize the majority of such entities' gains and losses and (2) disclosures be made regarding VIEs that companies are not required to consolidate but in which they have a significant variable interest. Consolidation requirements apply immediately to VIEs created after January 31, 2003, and to existing VIEs in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when VIEs were created. Upon Pactiv's December 31, 2003, adoption of FIN No. 46, the company consolidated a VIE associated with properties covered by its synthetic-lease facility, resulting in an increase in long-term debt and property, plant, and equipment of $169 million and $150 million, respectively. Consolidation of the VIE also required the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on the leased assets from lease inception to December 31, 2003, of $19 million, $12 million after tax, or $0.07 per share. On a going-forward basis, consolidation of the VIE is expected to reduce net income by approximately $3 million, or $0.02 per share, annually.

Critical Accounting Policies

Following are the accounting policies of Pactiv that, in management's opinion, have the most significant impact on the company's financial condition and results of operations. These policies involve a degree of judgment and/or estimation concerning inherently uncertain factors.

Revenue Recognition

The company recognizes sales when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred as products are shipped. In arriving at net sales, the company estimates the amount of sales deductions likely to be earned or taken by customers in conjunction with incentive programs such as volume rebates, early payment discounts, and coupon redemptions. Such estimates are based on historical trends and are reviewed quarterly for possible revision. The company believes the amount of sales deductions reflected in net sales for the 12 months ended December 31, 2003, is reasonable. In the event that future sales-deduction trends vary significantly from past or expected trends, reported sales may increase or decrease by a material amount.

Inventory Valuation

The company's inventories are stated at the lower of cost or market. A portion of inventories (53% and 56% at December 31, 2003, and 2002, respectively) is valued using the last-in, first-out (LIFO) method of accounting. Management prefers the LIFO method in that it reflects in cost of sales the current cost of the company's raw materials (primarily plastic resins), which can be volatile. If the company had valued inventories using the first-in, first-out (FIFO) accounting method, net income would have been $9 million, or $0.06 per share, higher in 2003, and would have been $2 million, or $0.01 per share, and $10 million, or $0.06 per share, lower in 2002 and 2001, respectively.

The company's Protective and Flexible Packaging businesses value their inventory using FIFO or average-cost methods. Many of these businesses are located in countries where use of the LIFO method is not permitted. Management believes that the cost and complexity of using multiple inventory-accounting methods in these countries would outweigh the benefits.

Management periodically reviews inventory balances to identify slow-moving or obsolete items. This determination is based on a number of factors, including new-product introductions, changes in consumer-demand patterns, and historical usage trends.

Pension Plans

The company accounts for pension plans in accordance with requirements of SFAS No. 87, "Employers' Accounting for Pensions." Pension-plan income ($64 million, $109 million, and $113 million for the 12 months ended December 31, 2003, 2002, and 2001, respectively) is included in the statement of income as an offset to selling, general, and administrative expenses. Projections indicate that the company's noncash pension income will decline to approximately $49 million in 2004, principally reflecting the amortization of unrecognized actuarial losses and a one-half percentage point decline (from 6.75% to 6.25%) in the discount rate used to measure pension obligations.

Pension income is based on a number of factors, including estimates of future returns on pension-plan assets; amortization of actuarial gains/losses; expectations regarding employee compensation; and assumptions pertaining to participant turnover, retirement age, and life expectancy.

In developing its assumption regarding the rate of return on pension-plan assets, the company projects future returns on various asset classes, risk-free rates of return, and long-term inflation rates. Since inception in 1971, the pension plans' annual rate of return on assets has averaged 10.9%. Historically, the plans have invested approximately 65% of assets in equities and 35% in fixed-income investments. After consideration of all of these factors, the company concluded that a 9% rate of return on assets assumption was appropriate for 2003. Holding all other assumptions constant, a one-half percentage-point change in the rate-of-return assumption would impact the company's pension income by approximately $25 million pretax.

The company's discount-rate assumption is based on the composite yield on a portfolio of high-quality corporate bonds constructed with durations to match the plans' future benefit obligations (approximately 6.25% at September 30, 2003). Consequently, the company lowered its discount-rate assumption for 2004 to 6.25%, from 6.75% in 2003. Holding all other assumptions constant, a one-half percentage-point change in the discount rate would impact the company's pension income by approximately $10 million pretax.

The company utilizes a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over 5 years. The resulting unrecognized gains or losses, along with other actuarial gains and losses, are amortized using the "corridor approach" outlined in SFAS No. 87.

Derivative Financial Instruments

The company is exposed to market risks related to changes in foreign-currency exchange rates, interest rates, and commodity prices. To manage these risks, the company, from time to time, enters into various hedging contracts in accordance with established policies and procedures. The company does not use hedging instruments for trading purposes and is not a party to any transactions involving leveraged derivatives.

Foreign-Currency Exchange

The company uses foreign-currency forward contracts to hedge its exposure to adverse changes in exchange rates, primarily related to the British pound and the euro. Associated gains or losses offset gains or losses on underlying assets or liabilities.

In managing foreign-currency risk, the company aggregates existing positions and hedges residual exposures through third-party derivative contracts. The following table summarizes foreign-currency forward contracts in effect at December 31, 2003, all of which will mature in 2004.

(In millions, except settlement rates)		Notional amount in foreign currency	Exchange rate	Notional amount in U.S. dollars
Euros	– Purchase	58	1.26	$ 73
	– Sell	(33)	1.26	(41)
British pounds	– Purchase	23	1.78	41
	– Sell	(40)	1.78	(71)
Czech korunas	– Sell	(19)	0.04	(1)

Interest Rates

The company has issued public-debt securities ($1,174 million at December 31, 2003,) with fixed interest rates and original maturity dates ranging from 2 to 24 years. Should the company decide to redeem these securities prior to their stated maturity, it would incur costs based on the fair value of the securities at that time. In addition, the company has other fixed-rate debt totaling $2 million and floating-rate debt of $169 million at December 31, 2003.

The following table provides information about Pactiv's financial instruments that are sensitive to interest-rate risks.

	Estimated maturity dates						
(Dollars in millions)	2004	2005	2006	2007	2008	Thereafter	Total
Fixed-rate debt securities	$ —	$ 299	$ —	$ 99	$ —	$ 776	$1,174
Average interest rate	—	7.2%	—	8.0%	—	8.1%	7.9%
Fair value	$ —	$ 322	$ —	$ 112	$ —	$ 930	$1,364
Floating-rate debt	$ —	$ 169	$ —	$ —	$ —	$ —	$ 169
Average interest rate	—	2.3%	—	—	—	—	2.3%
Fair value	$ —	$ 169	$ —	$ —	$ —	$ —	$ 169
Fixed-rate debt	$ 1	$ 1	$ —	$ —	$ —	$ —	$ 2
Average interest rate	5.2%	4.8%	—	—	—	—	4.9%
Fair value	$ 1	$ 1	$ —	$ —	$ —	$ —	$ 2

Prior to the spin-off, the company entered into an interest-rate swap to hedge its exposure to interest-rate movements. The company settled this swap in November 1999, incurring a $43 million loss, which is being recognized as additional interest expense over the average life of the underlying debt.

In the first quarter of 2001, the company entered into interest-rate swap agreements to convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. During the first quarter of 2002, the company exited these swap agreements, and the resulting accumulated net loss ($1 million at December 31, 2003,) is being expensed over the remaining life of the underlying obligation.

Commodity Derivatives

During the third quarter of 2003, the company entered into natural-gas forward contracts to hedge its exposure to adverse changes in the price levels of natural gas during the period from November 2003 to March 2004. These instruments limit the upside risk on purchases of natural gas used in the production process at certain of the company's plants. In this connection, the company paid an option premium that will be amortized over the November 2003 to March 2004 period. The option does not obligate the company to purchase natural gas, but limits upward price exposure, while allowing the company to benefit fully from downward price movements. Changes in the market value of these natural-gas hedges are recorded in other comprehensive income on the balance sheet.

Report of Management

Management is responsible for the preparation, integrity, and objectivity of the financial statements and other financial data in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using the best available information and exercising judgment.

Management believes that the company's system of internal controls provides reasonable assurance as to the integrity and reliability of the financial statements and is adequate to safeguard company assets. The internal-control system relies on written policies and procedures, requires appropriate division of responsibilities, is supported by careful selection and training of professional financial managers, and is maintained through a comprehensive, risk-based internal-audit program. Pactiv is dedicated to maintaining high standards of ethics, integrity, and social responsibility in the conduct of its business, and uses ongoing education, communications, and review programs to support this dedication.

The company's financial statements have been audited by Ernst & Young LLP, an independent auditing firm, which was selected by the audit committee of the board of directors. Management has made available to Ernst & Young all of the company's financial and other records, allowing it to provide an objective, independent assessment of the fairness of reporting of operating results and financial condition. Ernst & Young's report follows.

The board of directors, through its audit committee, consisting solely of outside directors, meets periodically with Ernst & Young, representatives of management, and the company's internal auditors to discuss accounting, auditing, financial, and other matters. The internal and independent auditors have unrestricted access to the audit committee to discuss their audit work as well as their assessment of the quality of the company's financial reporting and internal-control system.

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of Pactiv Corporation:

We have audited the accompanying consolidated statements of financial position of Pactiv Corporation (a Delaware corporation) and consolidated subsidiaries (the company) as of December 31, 2003, and 2002, and the related consolidated statements of income, cash flows, and changes in shareholders' equity and other comprehensive income for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended December 31, 2001, were audited by another auditor who has ceased operations and whose report dated January 22, 2002, expressed an unqualified opinion on such statements before the adjustments and additional disclosures referred to in the last paragraph of this report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company as of December 31, 2003, and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 2 and 9 to the financial statements, the company changed its method of accounting for goodwill and intangible assets in the year ended December 31, 2002, and for consolidation of variable interest entities as of December 31, 2003.

As discussed above, the financial statements of Pactiv Corporation and consolidated subsidiaries for the year ended December 31, 2001, were audited by another auditor who has ceased operations. As described in Note 16, the company changed the composition of its reportable segments in 2003, and the amounts in the 2001 financial statements relating to reportable segments in Note 16 and the components of sales in the statement of income have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the amounts for reportable segments reflected in the 2001 financial statements. Our procedures included (1) agreeing the adjusted amounts of segment sales to external customers; depreciation and amortization; operating income; income from discontinued operations; total assets; investment in affiliated companies; capital expenditures; and noncash items other than depreciation and amortization to the company's underlying records obtained from management, and (2) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. Also, as described in Note 9, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 9 with respect to 2001 included (1) agreeing the previously reported income from continuing operations to the previously issued financial statements and agreeing the adjustments to reported income from continuing operations representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets to the company's underlying records obtained from management, and (2) testing the mathematical accuracy of the reconciliation of previously reported income from continuing operations to adjusted income from continuing operations and net income, and the related earnings-per-share amounts. In our opinion, these adjustments and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois
January 21, 2004,
except for Note 19, as to which the date is March 15, 2004

Below is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the company's annual shareholder report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this report.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Pactiv Corporation:

We have audited the accompanying statements of financial position of Pactiv Corporation (a Delaware corporation) and consolidated subsidiaries as of December 31, 2001, and 2000, and the related statements of income (loss), retained earnings, cash flows, changes in shareholders' equity, and comprehensive income (loss) for each of the 3 years ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pactiv Corporation and consolidated subsidiaries as of December 31, 2001, and 2000, and the results of its operations and its cash flows for the 3 years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 3 to the financial statements referred to above, effective January 1, 1999, the company changed its method of accounting for the cost of start-up activities.

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
January 22, 2002

Consolidated Statement of Income

For years ended December 31 (In millions, except share and per-share data)	2003	2002	2001
Sales			
Consumer Products	$ 888	$ 841	$ 815
Foodservice/Food Packaging	1,371	1,221	1,182
Protective and Flexible Packaging	879	818	815
	3,138	2,880	2,812
Costs and expenses			
Cost of sales, excluding depreciation and amortization	2,206	1,967	1,950
Selling, general, and administrative	302	296	288
Depreciation and amortization	163	158	177
Other expense, net	1	—	6
Restructuring and other	—	(4)	12
Spin-off transaction	—	—	(12)
	2,672	2,417	2,421
Operating income	466	463	391
Tenneco Packaging litigation settlement and other	56	—	—
Interest expense, net of interest capitalized	96	96	107
Income-tax expense	118	146	118
Minority interest	1	1	1
Income from continuing operations	195	220	165
Income from discontinued operations, net of income tax	—	—	28
Income before cumulative effect of changes in accounting principles	195	220	193
Cumulative effect of changes in accounting principles, net of income tax	(12)	(72)	—
Net income	$ 183	$ 148	$ 193
Earnings per share			
Average number of shares of common stock outstanding			
Basic	157,932,323	158,618,274	158,833,296
Diluted	160,143,600	160,613,075	159,527,170
Basic earnings per share of common stock			
Continuing operations	$ 1.23	$ 1.38	$ 1.04
Discontinued operations	—	—	0.17
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—
	$ 1.16	$ 0.93	$ 1.21
Diluted earnings per share of common stock			
Continuing operations	$ 1.21	$ 1.37	$ 1.03
Discontinued operations	—	—	0.17
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—
	$ 1.14	$ 0.92	$ 1.20

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Financial Position

At December 31 (In millions, except share data)	2003	2002
Assets		
Current assets		
Cash and temporary cash investments	$ 140	$ 127
Accounts and notes receivable		
Trade, less allowances of $11 and $11 in the respective periods	346	329
Other	28	29
Inventories	399	368
Deferred income taxes	46	23
Prepayments and other	23	28
Total current assets	982	904
Property, plant, and equipment, net	1,522	1,366
Other assets		
Goodwill	643	612
Intangible assets, net	298	294
Pension assets, net	195	170
Other	66	66
Total other assets	1,202	1,142
Total assets	$3,706	$3,412
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt, including current maturities of long-term debt	$ 5	$ 13
Accounts payable	198	217
Taxes accrued	16	11
Interest accrued	9	9
Accrued promotions, rebates, and discounts	69	78
Accrued litigation	29	10
Accrued payroll and benefits	79	78
Other	69	85
Total current liabilities	474	501
Long-term debt	1,336	1,224
Deferred income taxes	212	140
Pension and postretirement benefits	576	586
Other	39	43
Minority interest	8	21
Shareholders' equity		
Common stock (156,335,967 and 158,681,918 shares issued and outstanding after deducting 15,447,208 and 13,101,457 shares held in treasury in the respective periods)	2	2
Premium on common stock and other capital surplus	1,326	1,379
Accumulated other comprehensive loss		
Currency translation adjustment	57	(4)
Additional minimum pension liability	(997)	(969)
Derivative losses	(1)	(2)
Retained earnings	674	491
Total shareholders' equity	1,061	897
Total liabilities and shareholders' equity	$3,706	$3,412

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

For the years ended December 31 (In millions)	2003	2002	2001
Operating activities			
Income from continuing operations	$ 195	$ 220	$ 165
Adjustments to reconcile income from continuing operations to cash provided by continuing operations			
Depreciation and amortization	163	158	177
Deferred income taxes	33	101	112
Restructuring and other	—	(4)	12
Noncash retirement benefits, net	(64)	(109)	(104)
Changes in components of working capital			
(Increase) decrease in receivables	4	(40)	(1)
(Increase) decrease in inventories	(15)	(9)	25
(Increase) decrease in prepayments and other current assets	(1)	3	(7)
Increase (decrease) in accounts payable	(27)	4	1
Increase in taxes accrued	36	35	22
Decrease in interest accrued	—	—	(5)
Increase (decrease) in other current liabilities	8	10	(27)
Other	4	15	1
Cash provided by operating activities	336	384	371
Investing activities			
Net proceeds related to sale of discontinued operations	—	—	87
Net proceeds from sale of businesses and assets	3	7	69
Expenditures for property, plant, and equipment	(112)	(126)	(145)
Acquisitions of businesses and assets	(82)	(125)	(13)
Investments and other	(3)	—	1
Cash used by investing activities	(194)	(244)	(1)
Financing activities			
Issuance of common stock	20	11	16
Purchase of common stock	(87)	(40)	—
Purchase of preferred stock	—	—	(15)
Retirement of long-term debt	(67)	(22)	(348)
Net decrease in short-term debt, excluding current maturities of long-term debt	—	(6)	(7)
Cash used by financing activities	(134)	(57)	(354)
Effect of foreign-exchange rate changes on cash and temporary-cash investments	5	3	(1)
Increase in cash and temporary-cash investments	13	86	15
Cash and temporary-cash investments, January 1	127	41	26
Cash and temporary-cash investments, December 31	$ 140	$ 127	$ 41
Supplemental disclosure of cash-flow information			
Cash paid during year for interest	$ 97	$ 97	$ 114
Cash paid (refunded) for income taxes	44	18	(16)

The accompanying notes to financial statements are an integral part of this statement.

Consolidated Statement of Shareholders' Equity and Other Comprehensive Income (Loss)

(Dollars in millions)	Common stock	Premium on common stock and other capital surplus	Retained earnings	Accumulated other compre-hensive income (loss)	Total share-holders' equity	Total compre-hensive income (loss)
Balance, December 31, 2000	$ 2	$1,383	$ 151	$ 3	$1,539	
Premium on common stock issued (1,254,445 shares)		15			15	
Change in net unrealized gains and losses				(42)	(42)	$ (42)
Translation of foreign-currency statements				(7)	(7)	(7)
Additional minimum pension-liability adjustment, net of tax of $2				(3)	(3)	(3)
Purchase of preferred stock			(1)		(1)	
Change in unrealized losses on interest-rate swaps				(5)	(5)	(5)
Net income			193		193	193
Total comprehensive income						136
Balance, December 31, 2001	2	1,398	343	(54)	1,689	
Premium on common stock issued (1,369,545 shares)		21			21	
Treasury stock repurchased (2,119,009 shares)		(40)			(40)	
Translation of foreign-currency statements				42	42	42
Additional minimum pension-liability adjustment, net of tax of $538				(966)	(966)	(966)
Change in unrealized losses on interest-rate swaps				3	3	3
Net income			148		148	148
Total comprehensive loss						(773)
Balance, December 31, 2002	2	1,379	491	(975)	897	
Premium on common stock issued (1,966,849 shares)		34			34	
Treasury stock repurchased (4,312,600 shares)		(87)			(87)	
Translation of foreign-currency statements				61	61	61
Additional minimum pension-liability adjustment, net of tax of $15				(28)	(28)	(28)
Change in unrealized losses on interest-rate swaps				1	1	1
Net income			183		183	183
Total comprehensive income						217
Balance, December 31, 2003	$ 2	$1,326	$ 674	$ (941)	$1,061	

The accompanying notes to financial statements are an integral part of this statement.

Notes to Financial Statements

> NOTE 1 **Basis of Presentation**

Financial statements for all periods presented herein have been prepared on a consolidated basis in accordance with generally accepted accounting principles consistently applied. All per-share information is presented on a diluted basis unless otherwise noted. Certain amounts in the prior years' financial statements have been reclassified to conform with the presentation used in 2003.

The company reports the results of its segments in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." During 2003, the company revised its segment reporting by separating its previously aggregated Consumer and Foodservice/Food Packaging segment. Accordingly, the company now has 4 reporting segments: Consumer Products, which relates principally to the manufacture and sale of disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products such as waste bags, tableware, food-storage bags, and cookware for consumer markets such as grocery stores, mass merchandisers, and discount chains; Foodservice/Food Packaging, which relates primarily to the manufacture and sale of various disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products for foodservice and food-packaging markets such as restaurants and other institutional foodservice outlets, food processors, and grocery chains; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fibre products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative-service operations and retiree-benefit income and expense. The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets are used. Previously reported segment information has been restated to conform to the current year's presentation.

> NOTE 2 **Summary of Accounting Policies**

Consolidation

The financial statements of the company include all majority-owned subsidiaries. Investments in 20%- to 50%-owned companies in which Pactiv has the ability to exert significant influence over operating and financial policies are carried at cost plus share of equity in undistributed earnings since date of acquisition. All intercompany transactions are eliminated.

Foreign-Currency Translation

Financial statements of international operations are translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and the periods' weighted-average exchange rates for sales, expenses, gains, and losses. Translation adjustments are recorded as a component of shareholders' equity.

Cash and Temporary-Cash Investments

The company defines cash and temporary-cash investments as checking accounts, money-market accounts, certificates of deposit, and U.S. Treasury notes having an original maturity of 90 days or less.

Accounts and Notes Receivable

Trade accounts receivable are classified as current assets and are reported net of allowances for doubtful accounts. The company records such allowances based on a number of factors, including historical trends and specific customer liquidity.

On a recurring basis, the company sells an undivided interest in a pool of trade receivables meeting certain criteria to a third party as an alternative to debt financing. Amounts sold were $10 million at December 31, 2003, and 2002. Such sales, which represent a form of off-balance-sheet financing, are recorded as a reduction of accounts and notes receivable in the statement of financial position, and changes in such amounts are included in cash provided by operating activities in the statement of cash flows. Discounts and fees related to these sales were immaterial in 2003 and totaled $1 million and $5 million in 2002 and 2001, respectively, and were included in other income/expense in the statement of income. In the event that either Pactiv or the third-party purchaser of the trade receivables were to discontinue this program, the company's debt would increase or its cash balance would decrease by an amount corresponding to the level of sold receivables at such time.

Inventories

Inventories are stated at the lower of cost or market. A portion of inventories (53% and 56% at December 31, 2003, and 2002, respectively) are valued using the last-in, first-out method of accounting. All other inventories are valued using the first-in, first-out (FIFO) or average-cost methods. If FIFO or average-cost methods had been used to value all inventories, the total inventory balance would have been $3 million higher at December 31, 2003, and $11 million lower at December 31, 2002.

Property, Plant, and Equipment, Net

Depreciation is recorded on a straight-line basis over the estimated useful lives of assets. Useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment. Depreciation expense totaled $146 million, $140 million, and $145 million for the years ended December 31, 2003, 2002, and 2001, respectively.

The company capitalizes certain costs related to the purchase and development of software used in its business. Such costs are amortized over the estimated useful lives of the assets, ranging from 3 to 12 years. Capitalized software development costs, net of amortization, were $53 million and $57 million at December 31, 2003, and 2002, respectively.

The company periodically re-evaluates carrying values and estimated useful lives of long-lived assets to determine if adjustments are warranted. The company uses estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets' remaining useful lives.

Goodwill and Intangibles, Net

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 does not permit goodwill and indefinite-lived intangibles to be amortized and requires that these assets be reviewed at least annually for possible impairment. The company's annual review for possible impairment of goodwill and indefinite-lived intangibles is conducted in the quarter ending December 31, or earlier as warranted by events or changes in circumstances. Possible impairment of goodwill is determined using a two-step process. The first step requires that the fair value of individual reporting units be compared with their respective carrying values. If the carrying value of a reporting unit exceeds its fair value, a second step is performed to measure the amount of impairment, if any. This second step requires that the fair value of a reporting unit be allocated to all of the assets and liabilities of that unit, including definite- and indefinite-lived intangibles. Any remaining fair value is the implied goodwill of the reporting unit, which is then compared with the carrying value of goodwill to determine possible impairment. In determining the fair value of tangible assets, the company obtains appraisals from independent valuation firms. Similarly, the impairment test for definite- and indefinite-lived intangible assets requires that their fair values be compared with their carrying values. If the carrying value of an intangible asset exceeds its fair value, an impairment equal to the excess is recognized. Estimates of fair value used in testing goodwill and indefinite-lived intangible assets for possible impairment are primarily determined using projected discounted cash flows, along with other publicly available market information. These approaches use estimates and assumptions, including the amount and timing of projected cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, and appropriate market comparables. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. See Note 9 to the financial statements for additional information.

Environmental Liabilities

The company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Where it is probable that related liabilities exist and where reasonable estimates of such liabilities can be made, Pactiv establishes associated reserves. Estimated liabilities are subject to change as additional information becomes available regarding the magnitude of possible clean-up costs, the expense and effectiveness of alternative clean-up methods, and other possible liabilities associated with such situations. However, management believes that any additional costs that may be incurred as more information becomes available will not have a material adverse effect on the company's financial position, although such costs could have a material effect on the company's results of operations or cash flows in a particular period.

Revenue Recognition

The company recognizes sales when the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred as products are shipped.

Freight

The company records amounts billed to customers for shipping and handling as sales, and records shipping and handling expenses as cost of sales.

General and Administrative Expenses

The company records net pension income as an offset to selling, general, and administrative expenses. Such noncash income totaled $64 million, $109 million, and $113 million in 2003, 2002, and 2001, respectively.

Research and Development

Research and development costs, which are expensed as incurred, totaled $32 million, $35 million, and $40 million in 2003, 2002, and 2001, respectively.

Advertising

Advertising production costs are expensed as incurred, while advertising media costs are expensed in the period in which the related advertising first takes place. Advertising expenses were $7 million, $17 million, and $11 million in 2003, 2002, and 2001, respectively.

Stock-Based Compensation

In accounting for stock-based employee compensation, the company uses the intrinsic-value method specified in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Shown below are net income and basic and diluted earnings per share as reported and adjusted to reflect the use of the fair-value method in determining stock-based compensation costs, as prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation."

(In millions, except for per-share data)	2003	2002	2001
Net income	$ 183	$ 148	$ 193
After-tax adjustment of stock-based compensation costs			
Intrinsic-value method	4	4	2
Fair-value method	(14)	(13)	(11)
Pro forma	$ 173	$ 139	$ 184
Earnings per share			
Basic	$ 1.16	$ 0.93	$ 1.21
Adjustment of stock-based compensation costs			
Intrinsic-value method	0.03	0.02	0.01
Fair-value method	(0.09)	(0.08)	(0.07)
Pro forma	$ 1.10	$ 0.87	$ 1.15
Diluted	$ 1.14	$ 0.92	$ 1.20
Adjustment of stock-based compensation costs			
Intrinsic-value method	0.03	0.02	0.01
Fair-value method	(0.09)	(0.08)	(0.07)
Pro forma	$ 1.08	$ 0.86	$ 1.14

Income Taxes

The company utilizes the asset and liability method of accounting for income taxes, which requires that deferred-tax assets and liabilities be recorded to reflect the future tax consequences of temporary timing differences between the tax and financial-statement basis of assets and liabilities. Deferred-tax assets are reduced by a valuation allowance if management determines that it is more likely than not that a portion of deferred-tax assets will not be realized in a future period. Estimates used to recognize deferred-tax assets are subject to revision in subsequent periods based on new facts or circumstances.

The company does not provide for U.S. federal income taxes on unremitted earnings of foreign subsidiaries in that it is management's present intention to reinvest those earnings in foreign operations. Unremitted earnings of foreign subsidiaries totaled $128 million and $110 million at December 31, 2003, and December 31, 2002, respectively. The unrecognized deferred-tax liability associated with unremitted earnings totaled approximately $25 million and $24 million at December 31, 2003, and 2002, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is calculated in the same manner; however, adjustments are made to reflect the potential issuance of dilutive shares.

Risk Management

From time to time, the company uses derivative financial instruments, principally foreign-currency purchase and sale contracts with terms less than 1 year, to hedge its exposure to changes in foreign-currency exchange rates. Net gains or losses on such contracts are recognized in the income statement as offsets to foreign-currency gains or losses on the underlying transactions. In the statement of cash flows, cash receipts and payments related to hedge contracts are classified in the same way as cash flows from the transactions being hedged.

Interest-rate risk management is accomplished through the use of swaps. Gains and losses on the settlement of swaps are amortized over the remaining lives of underlying assets or liabilities.

From time to time, the company employs commodity forward or other derivative contracts to hedge its exposure to adverse changes in the price levels of certain commodities. These instruments are intended to limit the upside risk on purchases of such commodities used in the company's production processes

Gains and losses on derivative contracts were not material in 2003, 2002, and 2001. The company does not use derivative financial instruments for speculative purposes.

Changes in Accounting Principles

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 does not permit goodwill and certain intangibles to be amortized, but requires that an impairment loss be recognized if recorded amounts exceed fair values. Effective January 1, 2002, the company adopted SFAS No. 142, and recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002. See Note 9 for additional information.

In January 2003, the FASB issued Financial Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses accounting for variable interest entities (VIEs), defined as separate legal structures that either do not have equity investors with voting rights or have equity investors with voting rights that do not provide sufficient financial resources for entities to support their activities. FIN No. 46 requires that (1) companies consolidate VIEs if they are required to recognize the majority of such entities' gains and losses and (2) disclosures be made regarding VIEs that companies are not required to consolidate but in which they have a significant variable interest. Consolidation requirements apply immediately to VIEs created after January 31, 2003, and to existing VIEs in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when VIEs were created. Upon Pactiv's December 31, 2003, adoption of FIN No. 46, the company consolidated a VIE associated with properties covered by its synthetic-lease facility, resulting in an increase in long-term debt and property, plant, and equipment of $169 million and $150 million, respectively. Consolidation of the VIE also required the company to recognize, as a cumulative effect of change in accounting principles, depreciation expense on the leased assets from lease inception to December 31, 2003, of $19 million, $12 million after tax, or $0.07 per share. On a going-forward basis, consolidation of the VIE is expected to reduce net income by approximately $3 million, or $0.02 per share, annually.

Estimates

Financial-statement presentation requires management to make estimates and assumptions that affect reported amounts for assets, liabilities, sales, and expenses. Actual results may differ from such estimates.

Reclassifications

Certain prior-year amounts have been reclassified to conform with current-year presentation.

> NOTE 3 Restructuring and Other

In the fourth quarter of 2000, the company recorded a restructuring charge of $71 million, $47 million after tax, or $0.29 per share. Of this amount, $45 million was for the impairment of assets held for sale, including those related to the packaging-polyethylene business and the company's interest in Sentinel Polyolefins LLC (Sentinel), a protective-packaging joint venture. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. The remaining $26 million was related to the realignment of operations and the exiting of low-margin businesses in the company's Protective and Flexible Packaging segment. Specifically, this charge was for (1) plant closures in North America and Europe, including the elimination of 202 positions ($6 million); (2) other workforce reductions (187 positions), mainly in Europe ($6 million); (3) impairment of European long-lived assets held for sale ($10 million); and (4) asset write-offs related to the elimination of certain low-margin product lines ($4 million). The impairment charge for European assets was recorded following completion of an evaluation of strategic alternatives for the related businesses and represented the difference between the carrying value of the assets and their fair value based on market estimates. Restructuring-plan actions have been completed. Actual cash outlays for severance and other costs were $3 million less than originally estimated, as 78 fewer positions were eliminated, while charges for asset write-offs were $3 million more than initially estimated. Additionally, the company recognized a benefit of $6 million, $4 million after tax, or $0.02 per share, in the fourth quarter of 2001, largely to reflect a lower loss than was originally recorded on the sale of the company's packaging-polyethylene business.

In the fourth quarter of 2001, the company recorded a restructuring charge of $18 million, $10 million after tax, or $0.06 per share. Of this amount, $5 million was related to higher-than-anticipated expenses associated with the exit of small, noncore European businesses announced in the fourth quarter of 2000. The remaining $13 million reflected adoption of a restructuring plan to consolidate operations and reduce costs in the Foodservice/Food Packaging ($5 million) and Protective and Flexible Packaging ($8 million) segments. Specifically, this charge was for (1) plant closures and consolidations in North America and Europe, including the elimination of 283 positions ($10 million); (2) other workforce reductions (99 positions – $2 million); and (3) asset writedowns related to the exit of a North American product line ($1 million).

In the second quarter of 2002, the company recognized a benefit of $4 million, $2 million after tax, or $0.02 per share, related to the partial reversal of a previously recorded restructuring charge (netted against fixed assets), primarily as a result of incurring a lower-than-anticipated loss on the sale of a noncore European business.

In the fourth quarter of 2003, the company reversed $1 million of a previously recorded restructuring charge in its Foodservice/Food Packaging segment, reflecting lower-than-anticipated lease-termination costs for a facility that was anticipated to be abandoned under the company's fourth-quarter 2001 restructuring plan, but which has been converted into a storage facility. Also in the fourth quarter of 2003, the company recorded $1 million of restructuring expense in its Protective and Flexible Packaging segment, reflecting higher-than-anticipated costs associated with the fourth-quarter 2001 restructuring program, related mainly to higher-than-expected lease-termination costs.

Amounts related to restructuring activities are shown in the following table.

(In millions)	Severance	Asset impairment	Other	Total
Balance at December 31, 2000	$ 12	$ —	$ 5	$ 17
2001 restructuring charge	6	11	1	18
Cash payments	(7)	—	(1)	(8)
Charges to asset accounts	—	(11)	—	(11)
Reversal of prior charge	(3)	(3)	—	(6)
Changes in estimates	(2)	3	(1)	—
Balance at December 31, 2001	6	—	4	10
Cash payments	(6)	—	(2)	(8)
Balance at December 31, 2002	—	—	2	2
Cash payments	—	—	(2)	(2)
Reversal of prior charge	—	—	(1)	(1)
Changes in estimates	—	—	1	1
Balance at December 31, 2003	$ —	$ —	$ —	$ —

As of December 31, 2003, all restructuring activity related to the above programs was concluded.

> NOTE 4 Acquisitions and Dispositions

The company recorded a fourth-quarter 2000 charge of $45 million, $29 million after tax, or $0.18 per share, to recognize the impairment of assets held for sale, including those related to the packaging-polyethylene business and the company's interest in Sentinel. In January 2001, the company received cash proceeds of $72 million from the disposition of these assets. In the third quarter of 2001, the company refunded $7 million to the purchaser of the packaging-polyethylene business to reflect the final determination of certain asset and liability amounts. Also, as part of the company's 2000 restructuring plan, certain small, noncore European businesses were disposed of in 2001 and 2002, for which cash proceeds totaling $6 million and $5 million were received in December 2001 and May 2002, respectively. See Note 3 for additional information.

On January 4, 2002, the company purchased MSP Schmeiser GmbH, a German medical-products company, for $3 million. On February 13, 2002, the company acquired an egg-packaging production line from Amerpack S.A. de C.V., a Mexican company, for $10 million.

In January 2002, the company purchased the assets of 2 small Italian protective-packaging companies, recording these transactions as capital expenditures. The outstanding shares of a third small Italian protective-packaging company, Forniture Industriali, were acquired in June 2002, for $1 million.

On June 18, 2002, the company purchased Winkler Forming Inc., a leading thermoformer of amorphous polyethylene terephthalate (APET) products for food packaging, for $78 million. During the third quarter of 2002, the company received $3 million from the seller in interim settlement of working-capital amounts. Appraisals of the fair-market value of the assets and liabilities acquired were finalized during the second quarter of 2003, resulting in related goodwill being reduced by $14 million and property, plant, and equipment and intangible assets both being increased by $7 million.

On October 21, 2002, Pactiv purchased a 70% interest in the stock of Mexico-based Central de Bolsas, S.A. de C.V. (Jaguar), a leading thermoformer of high-impact polystyrene (HIPS) cold cups and plates and polystyrene foam foodservice/food packaging. For this interest, Pactiv paid $31 million to the shareholders of Jaguar and made a $20 million equity investment in Jaguar. On August 8, 2003, the company acquired the remaining 30% of the stock of Jaguar for $22 million, making it a wholly-owned subsidiary of Pactiv. At December 31, 2003, the allocation of the purchase price to the net assets of Jaguar and the related recognition of $12 million of goodwill were based on preliminary estimates of the fair market value of the assets and liabilities acquired, and, therefore, are subject to revision upon receipt of final appraisals.

On November 13, 2002, Pactiv purchased the shares of Prvni Obalova SPOL S.R.O., a distributor and converter of protective-packaging products in the Czech Republic, for $4 million.

On October 27, 2003, Pactiv purchased, for $60 million, the plastic-packaging assets of Rock-Tenn Company (Rock-Tenn), which are used in the manufacture of APET and polypropylene products for food packaging. At December 31, 2003, the allocation of the purchase price to the net assets of Rock-Tenn and the related recognition of $15 million of goodwill were based on preliminary estimates of the fair market value of the assets and liabilities acquired, and, therefore, are subject to revision upon receipt of final appraisals.

> NOTE 5 Discontinued Operations

In the first half of 2001, the company sold its interest in Packaging Corporation of America (PCA) for $87 million, which was used primarily to repay debt, and recorded an associated gain of $57 million, $28 million after tax, or $0.17 per share, as income from discontinued operations.

The company provides office space and certain administrative services to PCA under a transition-service agreement.

Pactiv has retained responsibility for certain contingent liabilities of its former paperboard-packaging businesses and has recorded related reserves where, in the judgment of management, it is probable that quantifiable liabilities exist. On November 3, 2003, the company reached an agreement to settle a class-action lawsuit associated with certain of these liabilities. Management has established reserves for remaining liabilities not covered under the class-action settlement. Actual amounts paid in settlement of remaining liabilities, if any, may be different than amounts reserved. See Note 17 for further information.

In connection with the formation of the PCA joint venture, Pactiv entered into a 5-year agreement to purchase corrugated products from PCA on an arm's length basis. Effective January 2004, this contract was terminated, and the company has entered into a new 5-year supply agreement with PCA for the purchase of corrugated products.

> NOTE 6 Long-Term Debt, Short-Term Debt, and Financing Arrangements

Long-Term Debt

December 31 (In millions)	2003	2002
Pactiv Corporation		
Borrowings under 5-year, $750 million revolving-credit agreement, effective interest rate based on LIBOR plus 0.7%	$ —	$ 36
Notes due 2005, effective interest rate of 7.2%, net of $2 million of unamortized discount	297	296
Notes due 2007, effective interest rate of 8.0%	98	98
Debentures due 2017, effective interest rate of 8.1%	300	300
Debentures due 2025, effective interest rate of 7.9%, net of $1 million of unamortized discount	275	275
Debentures due 2027, effective interest rate of 8.4%, net of $4 million of unamortized discount	196	196
Debentures due 2005, effective interest rate based on LIBOR plus 1.1%	169	—
Subsidiaries		
Notes due 2004 through 2005, average effective interest rate of 4.9% in 2003 and 4.0% in 2002	2	31
Less current maturities	(1)	(8)
Total long-term debt	$1,336	$1,224

Aggregate maturities of debt outstanding at December 31, 2003, are $1 million, $469 million, $99 million, and $776 million for 2004, 2005, 2007, and thereafter, respectively.

As December 31, 2003, the company was in full compliance with financial and other covenants in its various credit agreements.

Short-Term Debt

December 31 (In millions)	2003	2002
Current maturities of long-term debt	$ 1	$ 8
Other	4	5
Total short-term debt	$ 5	$ 13

The company uses lines of credit and overnight borrowings to finance certain of its short-term capital requirements. Information regarding short-term debt is shown below.

(Dollars in millions)	2003 (a)	2002 (a)
Borrowings at end of year	$ 4	$ 5
Weighted-average interest rate on borrowings at end of year	7.2%	10.0%
Maximum month-end borrowings during year	6	7
Average month-end borrowings during year	4	3
Weighted-average interest rate on average month-end borrowings during year	8.5%	8.1%

(a) Includes borrowings under committed credit facilities and uncommitted lines of credit.

In conjunction with the 1999 realignment of Tenneco Inc. (Tenneco) debt, the company paid bank-facility fees of $10 million and entered into an interest-rate swap to hedge its exposure to interest-rate movement. The company settled this swap in November 1999 at a loss of $43 million. Both the loss on the swap and the bank-facility fees are being recognized as additional interest expense over the average life of the underlying debt.

> NOTE 7 Financial Instruments

Asset and Liability Instruments

At December 31, 2003, and 2002, the fair value of cash and temporary-cash investments, short- and long-term receivables, accounts payable, and short-term debt were considered to be the same as, or not materially different than, amounts recorded for these assets and liabilities. The fair value of long-term debt at December 31, 2003, and 2002, was approximately $1,535 million and $1,427 million, respectively, compared with recorded amounts of $1,336 million and $1,224 million, respectively. The fair value of long-term debt was based on quoted market prices for the company's debt instruments.

Instruments with Off-Balance-Sheet Risk (Including Derivatives)

The company utilizes derivative instruments, principally swaps, forward contracts, and options, to manage and mitigate its exposure to movements in foreign-currency values, interest rates, and commodity prices. These derivatives are either designated primarily as cash-flow hedges, in that the company's strategy in entering into such transactions is to limit the variability of expected future cash flows, or not designated as hedging instruments. Changes in the fair value of the company's cash-flow hedges are reported as other comprehensive income and are recognized in earnings in the period in which the hedging transactions affect earnings. Net gains or losses on derivatives not designated as hedges are recognized in the income statement as offsets to gains or losses on the underlying transactions. Amounts recognized in earnings related to the company's hedging transactions were not material in 2003, 2002, or 2001.

From time to time, Pactiv enters into foreign-currency forward contracts with terms of less than 1 year to mitigate its exposure to exchange-rate changes related to third-party trade receivables and accounts payable. The following table summarizes open foreign-currency contracts as of December 31, 2003.

	Notional amount	
(In millions)	Purchase	Sell
Foreign-currency contracts		
Euros	$ 73	$ 41
British pounds	41	71
Czech korunas	—	1
	$ 114	$ 113

Based on exchange rates at December 31, 2003, the cost of replacing these contracts in the event of nonperformance by counter parties would not be material.

In the first quarter of 2001, the company entered into interest-rate swap agreements to convert floating-rate debt on its synthetic-lease obligations to fixed-rate debt. This action was taken to reduce the company's exposure to interest-rate risk. During the first quarter of 2002, the company exited these swap agreements, and the resulting accumulated net loss ($1 million at December 31, 2003,) is being expensed over the remaining life of the underlying obligations.

During the third quarter of 2003, the company entered into natural-gas forward contracts to hedge its exposure to adverse changes in the price levels of natural gas during the period from November 2003 to March 2004. These instruments limit the upside risk on purchases of natural gas used in the production process at certain of the company's plants. In this connection, the company paid an option premium that is being amortized over the November 2003 to March 2004 period. The option does not obligate the company to purchase natural gas, but limits upward price exposure, while allowing the company to benefit fully from downward price movements. Changes in the market value of these natural-gas hedges are recorded in other comprehensive income on the balance sheet.

Lines of Credit and Guarantees

The company, from time to time, utilizes various lines of credit to finance operations of its foreign subsidiaries that are backed by payment and performance guarantees. These lines of credit are mainly used as overdraft and foreign-exchange settlement facilities and are in effect until cancelled by one or both parties. Performance under the guarantees would be required if subsidiaries failed to satisfy their obligations. Total available lines of credit were $24 million, and there were no borrowings under the company's guaranteed lines of credit at December 31, 2003.

> NOTE 8 Inventories

December 31 (In millions)	2003	2002
Finished goods	$ 245	$ 244
Work in process	57	47
Raw materials	69	48
Other materials and supplies	28	29
	$ 399	$ 368

> NOTE 9 Goodwill and Intangible Assets

On January 1, 2002, the company adopted SFAS No. 142. Following this adoption, the company reviewed recorded goodwill for possible impairment by comparing the fair value and carrying value of goodwill for each reporting unit. Fair value was determined using the income approach. Goodwill was found to be impaired for certain Protective and Flexible Packaging businesses that were acquired prior to the company's spin-off from Tenneco. Faced with increased competition, these businesses experienced lower operating margins, and, as a result, the company recorded a goodwill-impairment charge of $83 million, $72 million after tax, or $0.45 per share, in the first quarter of 2002. Subsequent impairment tests of goodwill as of the company's annual testing date of October 31 showed that no further impairment occurred in either 2002 or 2003.

In accordance with requirements of SFAS No. 142, the company discontinued the amortization of goodwill and certain intangible assets effective January 1, 2002. Shown below is a comparison of income from continuing operations, net income, and earnings per share (EPS) for 2003 and 2002 with corresponding amounts recorded in 2001 adjusted to exclude the amortization of goodwill and intangible assets that is no longer required to be recorded.

(In millions, except per-share data)	2003	2002	2001
Income from continuing operations	$ 195	$ 220	$ 165
Goodwill amortization, net of tax	—	—	14
Intangible asset amortization, net of tax	—	—	2
Adjusted income from continuing operations	195	220	181
Income from discontinued operations, net of tax	—	—	28
Cumulative effect of changes in accounting principles, net of tax	(12)	(72)	—
Pro forma net income	$ 183	$ 148	$ 209
Basic EPS			
Continuing operations	$ 1.23	$ 1.38	$ 1.04
Goodwill amortization	—	—	0.09
Intangible asset amortization	—	—	0.01
Adjusted continuing operations	1.23	1.38	1.14
Discontinued operations	—	—	0.17
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—
Pro forma EPS	$ 1.16	$ 0.93	$ 1.31
Diluted EPS			
Continuing operations	$ 1.21	$ 1.37	$ 1.03
Goodwill amortization	—	—	0.09
Intangible asset amortization	—	—	0.01
Adjusted continuing operations	1.21	1.37	1.13
Discontinued operations	—	—	0.17
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—
Pro forma EPS	$ 1.14	$ 0.92	$ 1.30

Changes in the carrying value of goodwill during 2003 by operating segment are shown in the following table.

(In millions)	Consumer Products	Foodservice/ Food Packaging	Protective and Flexible Packaging	Total
Balance, December 31, 2002	$ 136	$ 302	$ 174	$ 612
Goodwill additions	—	28	1	29
Goodwill adjustment – prior acquisitions	—	(14)	(1)	(15)
Currency-translation adjustment	—	4	13	17
Balance, December 31, 2003	$ 136	$ 320	$ 187	$ 643

Intangible assets at December 31, 2003, are shown in the following table.

(Dollars in millions)	Weighted average life (years)	Carrying amount	Accumulated amortization	Total
Intangible assets subject to amortization				
Patents	21.4	$ 192	$ 70	$ 122
Other	11.9	72	26	46
		264	96	168
Intangible assets not subject to amortization (primarily trademarks)	—	130	—	130
Total intangible assets		$ 394	$ 96	$ 298

Amortization expense for intangible assets was $17 million for the year ended December 31, 2003. Amortization expense is estimated to total $15 million, $15 million, $13 million, $13 million, and $12 million for 2004, 2005, 2006, 2007, and 2008, respectively.

> NOTE 10 Property, Plant, and Equipment, Net

December 31 (In millions)	2003	2002
Original cost		
Land, buildings, and improvements	$ 735	$ 573
Machinery and equipment	1,653	1,441
Other, including construction in progress	102	153
	2,490	2,167
Less accumulated depreciation and amortization	(968)	(801)
	$1,522	$1,366

The company recorded capitalized interest of $4 million in each of 2003, 2002, and 2001.

> NOTE 11 Income Taxes

The domestic and foreign components of income from continuing operations before income taxes were as follows:

(In millions)	2003	2002	2001
U.S. income before income taxes	$ 280	$ 325	$ 276
Foreign income before income taxes	33	42	8
Total income before income taxes	$ 313	$ 367	$ 284

Following is a comparative analysis of the components of income-tax expense applicable to continuing operations.

(In millions)	2003	2002	2001
Current			
Federal	$ 62	$ 25	$ 2
State and local	10	10	5
Foreign	13	9	(1)
	85	44	6
Deferred			
Federal	31	88	98
State and local	1	6	9
Foreign	1	8	5
	33	102	112
Total income-tax expense	$ 118	-$ 146	$ 118

A reconciliation of the difference between the U.S. statutory federal income-tax rate and the company's effective income-tax rate is shown in the following table.

	2003	2002	2001
U.S. federal income-tax rate	35.0%	35.0%	35.0%
Increase in income-tax rate resulting from:			
Foreign income taxed at various rates	0.7	0.5	0.4
State and local taxes on income, net of U.S. federal income-tax benefit	2.1	2.9	3.1
Amortization of nondeductible goodwill	—	—	1.1
Research and development credit	(0.5)	—	—
Other	0.4	1.6	1.9
Effective income tax rate	37.7%	40.0%	41.5%

Summarized below are the components of the company's net deferred-tax liability.

December 31 (In millions)	2003	2002
Deferred-tax assets		
Tax-loss carryforwards		
State and local	$ 1	$ 1
Foreign	16	13
Pensions	111	130
Postretirement benefits	33	28
Restructuring reserves	—	1
Other items	52	57
Valuation allowance	(14)	(12)
Total deferred-tax assets	199	218
Deferred-tax liabilities		
Property and equipment	282	250
Other items	83	85
Total deferred-tax liabilities	365	335
Net deferred-tax liabilities	$ 166	$ 117

The $15 million of state tax-loss carryforwards at December 31, 2003, will expire at various dates from 2004 to 2013. There is $57 million of foreign tax-loss carryforwards at December 31, 2003, of which $29 million will expire at various dates from 2004 to 2015, with the remainder having unlimited lives. The valuation allowance at December 31, 2003, ($14 million) and 2002, ($12 million) represented unrecognized tax benefits related to foreign tax-loss carry forwards.

> NOTE 12 Common Stock

The company has 350 million shares of common stock ($0.01 par value) authorized, of which 156,335,967 shares were issued and outstanding as of December 31, 2003.

Reserves

Reserved shares (In thousands)	
Thrift plans	1,868
2002 incentive-compensation plan	25,876
Employee stock-purchase plan	2,419
	30,163

Stock Plans

2002 Incentive-Compensation Plan – In November 1999, the company initiated a stock-ownership plan that permits the granting of a variety of awards, including common stock, restricted stock, performance shares, stock-appreciation rights, and stock options to directors, officers, and employees. In May 2002, the 1999 plan was succeeded by the 2002 incentive-compensation plan, and all share balances under the 1999 plan were transferred to the new plan, which will remain in effect until amended or terminated. Under the 2002 plan, up to 27 million shares of common stock can be issued (including shares issued under the prior plan), of which 17 million were issued or granted as of December 31, 2003.

Restricted-stock, performance-share, and stock-option awards generally require that, among other things, grantees remain with the company for certain periods of time. Performance shares granted under the plan vest upon the attainment of specified performance goals in the 3 years following the date of grant.

Details of performance- and restricted-stock balances are shown below.

	Performance shares	Restricted shares
Outstanding, January 1, 2002	527,892	30,238
Granted	100,433	2,500
Canceled	(11,733)	—
Vested	—	(32,738)
Outstanding, December 31, 2002	616,592	—
Granted	**366,242**	—
Canceled	**(12,000)**	—
Vested	**(265,508)**	—
Outstanding, December 31, 2003	**705,326**	—

The weighted-average grant date fair value of performance shares issued in 2003, 2002, and 2001 was $20.72, $16.88, and $14.76 per share, respectively.

Summarized below are stock options issued by Pactiv.

	Shares under option	Weighted-average exercise price
Outstanding, January 1, 2002	13,428,505	$22.29
Granted	2,288,917	17.65
Exercised	(420,064)	12.79
Canceled	(1,109,985)	30.41
Outstanding, December 31, 2002	14,187,373	21.19
Exercisable, December 31, 2002	9,324,775	23.23
Outstanding, January 1, 2003	**14,187,373**	**21.19**
Granted	**2,315,714**	**20.25**
Exercised	**(972,551)**	**13.27**
Canceled	**(559,667)**	**32.48**
Outstanding, December 31, 2003	**14,970,869**	**21.13**
Exercisable, December 31, 2003	**10,518,208**	**22.13**

Stock options expire 10 to 20 years following date of grant and vest over periods ranging from 1 to 3 years.

The weighted-average fair value of options granted by the company in 2003 ($6.90), 2002 ($6.17), and 2001 ($6.15) was determined using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Actuarial assumptions			
Risk-free interest rate	**3.0%**	3.0%	4.3%
Life (years)	**4.4**	4.4	4.4
Volatility	**36.9%**	38.7%	41.1%

Summarized below is information about stock options outstanding at December 31, 2003.

	Outstanding options			Exercisable options	
	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Number	Weighted-average exercise price
Range of exercise price					
$7 to $12	1,621,001	6.8 years	$11.63	1,621,001	$11.63
$13 to $21	9,696,414	7.9	16.65	5,259,517	14.87
$22 to $29	20,764	7.9	22.93	5,000	22.79
$30 to $37	1,685,524	10.2	34.15	1,685,524	34.15
$38 to $45	1,947,166	6.9	40.06	1,947,166	40.06
	14,970,869			10,518,208	

See Note 2 for additional information regarding accounting for stock-based employee compensation.

Employee Stock-Purchase Plan – The company has a stock-purchase plan that allows U.S. and Canadian employees to purchase Pactiv common stock at a 15% discount, subject to an annual limitation of $21,240. In 2003, 2002, and 2001, employees purchased 333,239, 401,469, and 448,910 shares, respectively, of Pactiv stock at a weighted-average price of $17.38, $14.68, and $10.46 per share, respectively.

Employee 401(k) Plans – The company has qualified 401(k) plans for employees under which eligible participants may make contributions equal to a percentage of their total cash compensation. A portion of such contributions are matched by the company in the form of Pactiv common stock. The company or plan participants may contribute additional amounts in accordance with the plans' terms. In 2003, 2002, and 2001, the company recorded 401(k) plan expenses of $13 million, $12 million, and $10 million, respectively.

Grantor Trust – In November 1999, the company established a grantor trust and reserved 3,200,000 shares of Pactiv common stock for the trust. These shares were issued to the trust in January 2000. This so-called "rabbi trust" is designed to assure the payment of deferred-compensation and supplemental pension benefits. These shares are not considered to be outstanding for purposes of financial reporting.

Qualified Offer Rights Plan

In November 1999, Pactiv adopted a qualified offer rights plan (QORP) to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company in a transaction that would not be in the best interest of shareholders. Under the plan, if a person becomes the beneficial owner of 20% or more of the company's outstanding common stock, other than pursuant to a qualified offer, each right entitles its holder, other than the 20% or more holder, to purchase common stock having a market value of twice the right's exercise price.

Rights are not exercisable in connection with a qualified offer, which is defined as an all-cash tender offer for all outstanding shares of common stock that is fully financed, remains open for a period of at least 60 business days, results in the offeror owning at least 85% of the common stock after consummation of the offer, assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as in the initial offer, and meets certain other requirements.

In connection with the adoption of the QORP, the board of directors also adopted an evaluation mechanism that calls for an independent board committee to review, on an ongoing basis, the QORP and developments in rights plans in general and, if it deems appropriate, to recommend modification or termination of the plan. The independent committee is required to report to the board at least every 3 years as to whether the QORP continues to be in the best interest of shareholders.

Earnings Per Share

Earnings from continuing operations per share of common stock outstanding were computed as follows:

(In millions, except share and per-share data)	2003	2002	2001
Basic earnings per share			
Income from continuing operations	$ 195	$ 220	$ 165
Average number of shares of common stock outstanding	157,932,323	158,618,274	158,833,296
Basic earnings from continuing operations per share	$ 1.23	$ 1.38	$ 1.04
Diluted earnings per share			
Income from continuing operations	$ 195	$ 220	$ 165
Average number of shares of common stock outstanding	157,932,323	158,618,274	158,833,296
Effect of dilutive securities			
Restricted stock	—	—	18,097
Stock options	1,726,512	1,579,885	498,634
Performance shares	484,765	414,916	177,143
Average number of shares of common stock outstanding including dilutive securities	160,143,600	160,613,075	159,527,170
Diluted earnings from continuing operations per share	$ 1.21	$ 1.37	$ 1.03

In 2002, the company acquired 2,119,009 shares of its common stock at an average price of $19.20 per share, for a total outlay of $40 million. During 2003, the company repurchased 4,312,600 shares at an average price of $20.24 per share, for a total outlay of $87 million. Of the 2003 repurchases, 945,600 shares were authorized under the stock-repurchase plan announced in December 2003.

> NOTE 13 Preferred Stock

Pactiv has 50 million shares of preferred stock ($0.01 par value) authorized, none of which were issued at December 31, 2003. The company has reserved 750,000 shares of preferred stock for the QORP.

> NOTE 14 Minority Interest

In October 2002, the company acquired a 70% interest in Jaguar and recorded a related minority interest of $13 million. In August 2003, the company acquired the remaining 30% interest in Jaguar, thereby making it a wholly-owned subsidiary.

> NOTE 15 Pension Plans and Other Postretirement Benefits

The company has pension plans that cover substantially all of its employees. Benefits are based on years of service and, for most salaried employees, final-average compensation. The company's funding policy is to contribute to the plans amounts necessary to satisfy requirements of applicable laws and regulations. Plan assets consist principally of equity and fixed-income securities and included 4,112,358 shares of Pactiv stock with a fair-market value of $98 million at December 31, 2003. These shares were contributed by Tenneco prior to the spin-off. Effective with the spin-off, Pactiv became the sponsor of Tenneco's retirement plans, receiving related assets and assuming the obligation to provide pension benefits to participating employees of Tenneco Automotive Inc. and certain former subsidiaries and affiliates of Tenneco. For Tenneco Automotive Inc. employees, benefits accrued under these plans were frozen as of November 30, 1999. The company uses a September 30 measurement date for its plans.

The company has postretirement health-care and life-insurance plans that cover certain of its salaried and hourly employees who retire in accordance with the various provisions of such plans. Benefits may be subject to deductibles, copayments, and other limitations. The company reserves the right to change postretirement plans, which are not funded. The Medicare Prescription Drug, Improvement and Modernization Act ("the Act"), which was signed into law on December 8, 2003, provides prescription-drug benefits under Medicare Part D and a federal subsidy to sponsors of retiree health-care benefit plans that provide benefits that are at least actuarially equivalent to those provided under Medicare Part D. The company is currently studying the impact of the Act on its plans. Authoritative accounting guidance for the federal-subsidy feature of the Act is pending, and, upon issuance, may require modification of amounts reported for postretirement-benefit costs and accumulated projected benefit obligations.

In developing assumptions regarding the rate of return on pension-plan assets, the company receives independent input on asset-allocation strategies and projections of long-term rates of return on various asset classes, risk-free rates of return, and long-term inflation rates. Since inception in 1971, the pension plans' annual rate of return on assets has averaged 10.9%. Historically, the plans have invested approximately 65% of assets in equities and 35% in fixed-income investments. After consideration of all of these factors, the company concluded that a 9% rate of return on assets assumption was appropriate for 2003.

The company's discount-rate assumption is based on the composite yield on a portfolio of high-quality corporate bonds constructed with durations to match the plans' future benefit obligations (approximately 6.25% at September 30, 2003). Consequently, the company lowered its discount-rate assumption for 2004 to 6.25% from 6.75% in 2003.

The company utilizes a market-related method for calculating the value of plan assets. This method recognizes the difference between actual and expected returns on plan assets over 5 years. The resulting unrecognized gains or losses, along with other actuarial gains and losses, are amortized using the "corridor approach" outlined in SFAS No. 87.

Financial data pertaining to the company's pension- and postretirement-benefit plans appear below.

(In millions)	Pension plans 2003	Pension plans 2002	Postretirement plans 2003	Postretirement plans 2002
Changes in projected benefit obligations				
Benefit obligations at September 30 of the previous year	$3,644	$3,390	$ 102	$ 96
Currency-rate conversion	10	7	—	—
Service cost of benefits earned	33	35	1	1
Interest cost on benefit obligations	237	237	7	7
Plan amendments	1	—	—	(10)
Actuarial losses	241	216	3	18
Benefits paid	(256)	(239)	(11)	(12)
Participant contributions	—	—	3	2
Divestitures	(1)	(2)	—	—
Benefit obligations at September 30	$3,909	$3,644	$ 105	$ 102
Changes in fair value of plan assets				
Fair value at September 30 of the previous year	$3,057	$3,561	$ —	$ —
Currency-rate conversion	5	5	—	—
Actual return on plan assets	566	(269)	—	—
Employer contributions	9	(1)	8	10
Participant contributions	1	1	3	2
Benefits paid	(256)	(239)	(11)	(12)
Divestitures	—	(1)	—	—
Fair value at September 30	$3,382	$3,057	$ —	$ —
Development of amounts recognized in the statement of financial position				
Funded status at September 30	$ (527)	$ (587)	$ (105)	$ (102)
Contributions during the fourth quarter	2	1	2	3
Unrecognized cost				
Actuarial losses	1,737	1,722	45	45
Prior-service costs	16	20	(3)	(2)
Net amount recognized at December 31	$1,228	$1,156	$ (61)	$ (56)
Amounts recognized in the statement of financial position				
Prepaid benefit cost	$ 187	$ 170	$ —	$ —
Contributions during the fourth quarter	2	—	2	—
Accrued benefit cost	(528)	(542)	(63)	(56)
Intangible assets	15	18	—	—
Accumulated other comprehensive income	1,552	1,510	—	—
Net amount recognized at December 31	$1,228	$1,156	$ (61)	$ (56)

The impact of pension plans on pretax income from continuing operations was as follows.

(In millions)	2003	2002	2001
Components of net periodic-benefit costs			
Service cost of benefits earned	$ (33)	$ (35)	$ (30)
Interest cost on benefit obligations	(237)	(237)	(231)
Expected return on plan assets	354	385	373
Amortization of:			
Unrecognized net losses	(15)	—	—
Unrecognized prior-service cost	(5)	(5)	(5)
Unrecognized net transition obligation	—	1	6
Total net periodic-benefit income	$ 64	$ 109	$ 113

Pension-plan actuarial assumptions are shown below.

September 30	2003	2002	2001
Actuarial assumptions			
Discount rate	6.25%	6.75%	7.25%
Compensation increases	4.0	4.9	4.9
Return on assets	9.0	9.0	9.5

For all of the company's worldwide pension plans, the accumulated benefit obligation was $3,847 million and $3,570 million at December 31, 2003, and 2002, respectively. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were $3,594 million, $3,532 million, and $3,006 million, respectively, at September 30, 2003, and $3,326 million, $3,252 million, and $2,711 million, respectively, at September 30, 2002.

The pretax impact of postretirement-benefit plans on continuing operations was as follows:

(In millions)	2003	2002	2001
Service cost of benefits earned	$ 1	$ 1	$ 1
Interest cost on benefit obligations	7	6	6
Prior-service cost	1	2	—
Losses	3	2	5
Total postretirement-benefit plan costs	$ 12	$ 11	$ 12

Actuarial assumptions used to determine postretirement-benefit obligations follow.

	2003	2002	2001
Actuarial assumptions			
Health-care cost inflation (a)	11.0%	12.0%	10.0%
Discount rate	6.25	6.75	7.25

(a) Assumed to decline to 5% in 2009.

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

(In millions)	1% increase	1% decrease
Effect on total service and interest costs	$ —	$ —
Effect on postretirement-benefit obligation	2	2

The company contributed $8 million and $10 million in 2003 and 2002, respectively, to fund postretirement medical-plan benefit obligations. As permitted under Employee Retirement Income Security Act (ERISA) regulations, the company used pension-plan assets to fund $9 million of postretirement medical obligations in 2001. The company expects to contribute $8 million to fund its postretirement medical-plan benefit obligations in 2004.

The weighted-average asset allocations for the company's U.S. pension plans at September 30, 2003, and 2002, are summarized below.

	2003	2002
Equity securities	65.4%	60.5%
Fixed-income securities	34.6	39.5
Total	100.0%	100.0%

The company employs a total return investment approach whereby a mixture of equity and fixed-income investments are used to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and company financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments include U.S. and non-U.S. stocks, as well as growth, value, and small- and large-capitalization investments. Other asset classes, such as private equity investments, are used judiciously to enhance long-term returns while increasing portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment-portfolio reviews, annual liability measurements, and periodic asset/liability studies. The company does not expect to be required to contribute cash to its U.S. qualified pension plans until at least 2013. The company makes contributions of approximately $4 million annually to its nonqualified retirement plans for supplemental benefits paid to retirees. The company's foreign subsidiaries contributed approximately $5 million to various pension plans in 2003.

> NOTE 16 Segment and Geographic-Area Information

The company reports the results of its segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." During 2003, the company revised its segment reporting by separating its previously aggregated Consumer and Foodservice/Food Packaging segment. Accordingly, the company now has 4 reporting segments: Consumer Products, which relates principally to the manufacture and sale of disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products such as waste bags, tableware, food-storage bags, and cookware for consumer markets such as grocery stores, mass merchandisers, and discount chains; Foodservice/Food Packaging, which relates primarily to the manufacture and sale of various disposable plastic, molded-fibre, pressed-paperboard, and aluminum packaging products for foodservice and food-packaging markets such as restaurants and other institutional-foodservice outlets, food processors, and grocery chains; Protective and Flexible Packaging, which relates to the manufacture and sale of plastic, paperboard, and molded-fibre products for protective-packaging markets such as electronics, automotive, furniture, and e-commerce, and for flexible-packaging applications in food, medical, pharmaceutical, chemical, and hygienic markets; and Other, which relates to corporate and administrative-service operations and retiree-benefit income and expense. The accounting policies of the reporting segments are the same as those for Pactiv as a whole. Where discrete financial information is not available by segment, reasonable allocations of expenses and assets are used. Previously reported segment information has been restated to conform to the current year's presentation.

The accounting policies of the segments are the same as those described in Note 2. Products are transferred between segments and among geographic areas at, as nearly as possible, market value. In 2003 and 2002, Wal-Mart Stores, Inc. accounted for 11.4% and 10.0%, respectively, of the company's sales, which were recorded in the Consumer Products and Foodservice/Food Packaging segments. In general, the company's backlog of orders is not material.

The following table sets forth certain segment information.

(In millions)	Segment: Consumer Products	Foodservice/ Food Packaging	Protective and Flexible Packaging	Other	Reclassifications and eliminations	Total
At December 31, 2003, and for the year then ended						
Sales to external customers	$ 888	$1,371	$ 879	$ —	$ —	$3,138
Depreciation and amortization	51	71	34	7	—	163
Operating income	195	178(a)	58(b)	35(c)	—	466
Cumulative effect of change in accounting principles	(3)	(6)	(1)	(2)	—	(12)
Total assets	1,005	1,199	773	729(d)	—	3,706
Investment in affiliated companies	—	1	4	—	—	5
Capital expenditures	24	55	29	4	—	112
Noncash items other than depreciation and amortization	—	(1)	1	(64)(e)	—	(64)
At December 31, 2002, and for the year then ended						
Sales to external customers	$ 841	$1,221	$ 818	$ —	$ —	$2,880
Depreciation and amortization	52	69	30	7	—	158
Operating income	188	158	62(b)	55(c)	—	463
Cumulative effect of change in accounting principles	—	—	(72)	—	—	(72)
Total assets	960	1,097	713	642(d)	—	3,412
Investment in affiliated companies	—	1	3	—	—	4
Capital expenditures	19	65	39	3	—	126
Noncash items other than depreciation and amortization	—	—	(4)	(109)(e)	—	(113)
At December 31, 2001, and for the year then ended						
Sales to external customers	$ 815	$1,182	$ 815	$ —	$ —	$2,812
Depreciation and amortization	54	75	38	10	—	177
Operating income	154	134(a)	29(b)	74(c)	—	391
Income from discontinued operations	—	—	—	28	—	28
Total assets	961	1,044	729	1,451(d)	(125)	4,060
Investment in affiliated companies	—	1	1	—	—	2
Capital expenditures	31	81	27	6	—	145
Noncash items other than depreciation and amortization	—	(7)	14	(106)(e)	—	(99)

(a) Includes restructuring and other credits of $1 million in 2003 and 2001.

(b) Includes restructuring and other charges (credits) of $1 million, $(4) million, and $13 million, in 2003, 2002, and 2001, respectively.

(c) Includes pension-plan income, unallocated corporate expenses, and spin-off transaction-cost reversals of $12 million in 2001.

(d) Includes assets related to pension plans and administrative-service operations.

(e) Includes pension-plan income.

The following table sets forth certain geographic-area information.

(In millions)	Geographic area: United States	Foreign(a)	Reclassifications and eliminations	Total
At December 31, 2003, and for the year then ended				
Sales to external customers (b)	$2,412	$ 726	$ —	$3,138
Long-lived assets (c)	1,464	319	—	1,783
Total assets	2,938	768	—	3,706
At December 31, 2002, and for the year then ended				
Sales to external customers (b)	$2,286	$ 594	$ —	$2,880
Long-lived assets (c)	1,298	304	—	1,602
Total assets	2,756	656	—	3,412
At December 31, 2001, and for the year then ended				
Sales to external customers (b)	$2,262	$ 550	$ —	$2,812
Long-lived assets (c)	2,203	186	—	2,389
Total assets	3,560	537	(37)	4,060

(a) Sales to external customers and long-lived assets for individual countries (primarily in Europe) were not material.

(b) Geographic assignment is based on location of selling business.

(c) Long-lived assets include all long-term assets other than net assets of discontinued operations, goodwill, intangibles, and deferred taxes.

Capital Commitments

The company estimates that the completion of projects authorized at December 31, 2003, for which commitments have been made will require expenditures of approximately $71 million in 2004.

Lease Commitments

Certain of the company's facilities, equipment, and other assets are leased under long-term arrangements. Minimum lease payments under noncancelable operating leases with lease terms in excess of 1 year are expected to total $31 million, $21 million, $17 million, $14 million, and $11 million for 2004, 2005, 2006, 2007, and 2008, respectively, and $30 million for subsequent years.

Commitments under capital leases are not significant. Total rental costs for continuing operations for 2003, 2002, and 2001 were $41 million, $42 million, and $40 million, respectively, which included minimum rentals under noncancelable operating leases of $37 million, $36 million, and $35 million for the respective periods.

Litigation

In May 1999, Tenneco, Pactiv (through Tenneco's former containerboard business), and a number of other containerboard manufacturers were named as defendants in a consolidated, class-action complaint brought on behalf of purchasers of corrugated containers that alleged a civil violation of Section I of the Sherman Act. The company also was named as a defendant in a related class-action antitrust lawsuit. Tenneco sold its containerboard business in April 1999, prior to the spin-off of Pactiv in November 1999. In connection with the spin-off, Pactiv was assigned responsibility for defending related claims against Tenneco and for any liability resulting therefrom.

The lawsuits (In Re: Linerboard Litigation, U.S.D.C., E.D. of Pennsylvania, MDL no.1261) alleged that the defendants, during the period from October 1, 1993, through November 30, 1995, conspired to limit the supply of linerboard, and that the purpose and effect of the alleged conspiracy was to artificially increase prices of corrugated containers and corrugated sheets. The lawsuits sought treble damages of unspecified amounts, plus attorneys' fees.

Several entities have opted out of the classes, and the company has been named as a defendant in 12 direct-action complaints that have been filed in various federal courts across the country by opt-out entities. These cases effectively have been consolidated for pretrial purposes before the Federal District Court in the Eastern District of Pennsylvania, which is overseeing the class actions, and it is expected that they will be transferred formally to that court. All of the opt-out complaints included allegations against the defendants that are substantially similar to those made in the class actions.

On November 3, 2003, the company reached an agreement to settle the class-action lawsuits. The settlement, which must be approved by the court, resulted in the company recording a charge of $56 million pretax, $35 million after tax, or $0.22 per share, in the third quarter of 2003. This charge included the establishment of a reserve for the estimated liability associated with the opt-out complaints. Actual amounts paid in settlement of these opt-out liabilities, if any, may be different than amounts reserved. No trial date has been set for any of the opt-out lawsuits.

The company is party to other legal proceedings arising from its operations. Related reserves are recorded when it is probable that liabilities exist and where reasonable estimates of such liabilities can be made. While it is not possible to predict the outcome of any of these proceedings, the company's management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on the company's financial position. However, actual outcomes may be different than expected and could have a material effect on the company's results of operations or cash flows in a particular period.

Environmental Matters

In early 2003, the company discovered that certain air emissions at one of its California plants exceeded permitted levels. The company reported this matter to the San Joaquin Valley Air Pollution Control District, and, effective November 2003, has entered into a settlement agreement with that agency regarding the appropriate actions to be taken to address the matter, which settlement agreement is subject to the approval of the U.S. Environmental Protection Agency. The company expects to resolve this matter through discussions with the agency and does not believe that the costs involved, including any monetary sanctions, will have a material adverse effect on the company's financial position, results of operations, or cash flows.

The company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Where it is probable that related liabilities exist and where reasonable estimates of such liabilities can be made, Pactiv establishes associated reserves. Estimated liabilities are subject to change as additional information becomes available regarding the magnitude of possible clean-up costs, the expense and effectiveness of alternative clean-up methods, and other possible liabilities associated with such situations. However, management believes that any additional costs that may be incurred as more information becomes available will not have a material adverse effect on the company's financial position, although such costs could have a material effect on the company's results of operations or cash flows in a particular period.

> NOTE 18 Quarterly Financial Data (Unaudited)

(In millions)	Sales	Cost of sales	Restructuring and other	Tenneco Packaging litigation settlement and other	Income from continuing operations	Cumulative effect of changes in accounting principles	Net income
2003							
First quarter	$ 717	$ 508	$ —	$ —	$ 44	$ —	$ 44
Second quarter	810	571	—	—	59	—	59
Third quarter	793	550	—	56	26	—	26
Fourth quarter	818	577	—	—	66	(12)	54
	$3,138	$2,206	$ —	$ 56	$ 195	$ (12)	$ 183
2002							
First quarter	$ 647	$ 438	$ —	$ —	$ 42	$ (72)	$ (30)
Second quarter	728	494	(4)	—	60	—	60
Third quarter	727	499	—	—	59	—	59
Fourth quarter	778	536	—	—	59	—	59
	$2,880	$1,967	$ (4)	$ —	$ 220	$ (72)	$ 148

	Basic earnings per share of common stock (a)			Diluted earnings per share of common stock (a)			Stock price / share	
(Per share)	Continuing operations	Cumulative effect of changes in accounting principles	Net income	Continuing operations	Cumulative effect of changes in accounting principles	Net income	High	Low
2003								
First quarter	$ 0.27	$ —	$ 0.27	$ 0.27	$ —	$ 0.27	$22.65	$17.55
Second quarter	0.37	—	0.37	0.37	—	0.37	21.25	18.13
Third quarter	0.17	—	0.17	0.16	—	0.16	20.90	17.95
Fourth quarter	0.42	(0.07)	0.35	0.41	(0.07)	0.34	24.03	20.28
Total year	1.23	(0.07)	1.16	1.21	(0.07)	1.14		
2002								
First quarter	$ 0.26	$ (0.45)	$ (0.19)	$ 0.26	$ (0.45)	$ (0.19)	$21.00	$16.60
Second quarter	0.38	—	0.38	0.38	—	0.38	24.47	19.05
Third quarter	0.37	—	0.37	0.37	—	0.37	23.80	15.95
Fourth quarter	0.37	—	0.37	0.37	—	0.37	22.52	15.35
Total year	1.38	(0.45)	0.93	1.37	(0.45)	0.92		

(a) The sum of amounts shown for individual quarters may not equal the total for the year because of changes in the weighted-average number of shares outstanding throughout the year.

> NOTE 19 Subsequent Events

As discussed in Note 12, Pactiv's board of directors, in December 2003, authorized the company to repurchase up to 5 million shares of its common stock. Since December 31, 2003, the company has acquired approximately 3 million shares at an average price of $21.76 per share ($64 million) under this authorization. In March 2004, the company's board of directors authorized it to repurchase an additional 5 million shares of its common stock.

Capitalizing on productivity opportunities, the company will rationalize and consolidate certain manufacturing operations. Among the actions being considered are termination of production at a molded fibre plant in Great Yarmouth, U.K., and limited consolidation of North American operations. These rationalizations involve asset writeoffs, equipment removal, severance, and abatement of asbestos insulation at Great Yarmouth.

As a result of these actions, the company plans to take an after-tax charge of approximately $60 million, of which approximately $48 million is expected to be recorded in the first quarter of 2004, with the balance recognized throughout the remainder of the year. The after-tax cash cost of executing the program will be approximately $36 million. The ultimate amount and timing of the charges will depend upon the final costs of facility closures and employee benefits, and conclusion of statutorily required discussions.

The preceding notes are an integral part of the foregoing financial statements.

Selected Financial Data

For the years ended December 31 (In millions, except per-share data)	2003	2002	2001	2000	1999
Statement of Income (Loss)					
Sales					
Consumer Products	$ 888	$ 841	$ 815	$ 785	$ 699
Foodservice/Food Packaging	1,371	1,221	1,182	1,416	1,433
Protective and Flexible Packaging	879	818	815	851	896
	3,138	2,880	2,812	3,052	3,028
Operating income (loss)	466	463	391	341	(23)
Tenneco Packaging litigation settlement and other	56	—	—	—	—
Interest expense, net of interest capitalized	96	96	107	134	146
Income-tax expense (benefit)	118	146	118	91	(50)
Minority interest	1	1	1	3	—
Income (loss) from continuing operations	195	220	165	113	(119)
Income (loss) from discontinued operations, net of income tax	—	—	28	134	(193)
Cumulative effect of changes in accounting principles, net of income tax	(12)	(72)	—	—	(32)
Net income (loss)	$ 183	$ 148	$ 193	$ 247	$ (344)
Average number of shares of common stock outstanding					
Basic	157.932	158.618	158.833	161.722	167.405
Diluted	160.144	160.613	159.527	161.779	167.663
Earnings (loss) per share					
Basic					
Continuing operations	$ 1.23	$ 1.38	$ 1.04	$ 0.70	$ (0.71)
Discontinued operations	—	—	0.17	0.83	(1.15)
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—	—	(0.19)
	$ 1.16	$ 0.93	$ 1.21	$ 1.53	$ (2.05)
Diluted					
Continuing operations	$ 1.21	$ 1.37	$ 1.03	$ 0.70	$ (0.71)
Discontinued operations	—	—	0.17	0.83	(1.15)
Cumulative effect of changes in accounting principles	(0.07)	(0.45)	—	—	(0.19)
	$ 1.14	$ 0.92	$ 1.20	$ 1.53	$ (2.05)
Statement of Financial Position					
Net assets of discontinued operations	$ —	$ —	$ —	$ 72	$ 195
Total assets	3,706	3,412	4,060	4,341	4,588
Short-term debt including current maturities of long-term debt	5	13	7	13	325
Long-term debt	1,336	1,224	1,211	1,560	1,741
Minority interest	8	21	8	22	20
Shareholders' equity	1,061	897	1,689	1,539	1,350
Statement of Cash Flows					
Cash provided (used) by operating activities	$ 336	$ 384	$ 371	$ 290	$ (31)
Cash provided (used) by investing activities	(194)	(244)	(1)	302	(994)
Cash provided (used) by financing activities	(134)	(57)	(354)	(578)	1,030
Expenditures for property, plant, and equipment	(112)	(126)	(145)	(135)	(173)

Other Information

The company has not paid a cash dividend in any of the past 5 years.

The notes to the financial statements cover changes in accounting principles in Note 2 and reclassifications to components of sales in Note 16. Also, a new accounting pronouncement required that a 1999 charge for debt extinguishment be included in income (loss) from continuing operations.

Regulation G GAAP Reconciliations

Following is a reconciliation of "free cash flow," which is defined as cash flow from operating activities less amounts for capital expenditures. Both of these amounts have been calculated in accordance with US GAAP. The company's management believes free cash flow, as defined, provides a useful measure of the company's liquidity. The company's management uses free cash flow as a measure of cash available to fund early or required debt retirement and incremental investing and/or financing activities, such as, but not limited to, acquisitions and share repurchases.

Details of free cash flow appear below.

	Free cash flow		
	2003	**2002**	**2001**
Cash provided by operating activities – US GAAP basis	**$ 336**	$ 384	$ 371
Less: capital expenditures	**(112)**	(126)	(145)
Free cash flow	**$ 224**	$ 258	$ 226

Following is a reconciliation of "return on capital employed (ROCE)," which is defined as net operating profit after taxes (NOPAT) divided by the average capital employed in the business. The numerator is a measure of the company's profitability and is derived from operating income calculated in accordance with US GAAP. Likewise, the denominator is derived from the sum of the company's total debt, minority interest, and shareholders' equity, all of which have been calculated in accordance with US GAAP. The company's management believes ROCE, as defined, provides a useful measure of the company's effectiveness in managing operating assets and increasing shareholder value. The company's management uses ROCE to evaluate performance and, along with other factors, in determining management compensation.

	Return on capital employed				
	2003	**2002**	**2001**	**2000**	**1999**
Operating income	**$ 466**	$ 463	$ 391	$ 341	
Adjustments to exclude the effects of:					
Other (income) expense	**1**	—	6	(6)	
Restructuring and other	**—**	(4)	12	70	
Spin-off transaction	**—**	—	(12)	(20)	
Noncash pension income	**(64)**	(109)	(113)	(108)	
Adjusted operating income	**403**	350	284	277	
Income taxes (1)	**121**	105	85	83	
NOPAT	**$ 282**	$ 245	$ 199	$ 194	
Capital employed					
Short-term debt, including current maturities of long-term debt	**$ 5**	$ 13	$ 7	$ 13	$ 325
Long-term debt	**1,336**	1,224	1,211	1,560	1,741
Minority interest	**8**	21	8	22	20
Shareholders' equity	**1,061**	897	1,689	1,539	1,350
Gross capital employed	**2,410**	2,155	2,915	3,134	3,436
Adjustments to exclude the effects of:					
Pension assets	**(195)**	(170)	(1,045)	(1,063)	(941)
Pension and other postretirement-benefit liabilities	**576**	586	52	185	177
Deferred tax on net pension assets/liabilities (2)	**(145)**	(158)	377	334	290
Cash	**(140)**	(127)	(41)	(26)	(12)
Synthetic-lease adjustment (3)	**—**	169	169	139	61
Net capital employed	**$2,506**	$2,455	$2,427	$2,703	$3,011
NOPAT	**$ 282**	$ 245	$ 199	$ 194	
Average capital employed	**2,481**	2,441	2,565	2,857	
ROCE	**11.4%**	10.0%	7.8%	6.8%	

(1) Calculated using the company's projected long-term cash tax rate of 30%.

(2) Calculated using a 38% rate, which is a combination of the U.S. federal corporate income-tax rate and the company's effective corporate state income-tax rate.

(3) Adjustment to reflect the impact of off-balance sheet synthetic-lease obligations. The company consolidated these obligations as of December 31, 2003; therefore no adjustment is necessary for 2003.

Corporate Information

DIRECTORS

Larry D. Brady (2), (3)
Chairman and Chief Executive Officer
UNOVA, Inc.

K. Dane Brooksher (2)*
Chairman and Chief Executive Officer
ProLogis

Robert J. Darnall (1)*
Retired Chairman and Chief Executive Officer
Prime Advantage Corporation

Mary R. (Nina) Henderson (2)
Advisor to Angelo, Gordon & Company

Roger B. Porter (1), (3)
IBM Professor of Business and Government
Harvard University

Richard L. Wambold
Chairman and Chief Executive Officer
Pactiv Corporation

Norman H. Wesley (1), (2)
Chairman and Chief Executive Officer
Fortune Brands, Inc.

* *Chairman*
(1) *Compensation/Nominating/Governance Committee*
(2) *Audit Committee*
(3) *Independent Director Evaluation Committee*

OFFICERS

Richard L. Wambold
Chairman and Chief Executive Officer

Andrew A. Campbell
Senior Vice President and Chief Financial Officer

James V. Faulkner, Jr.
Vice President, General Counsel and Secretary

Lisa K. Foss
Vice President, Communications

Monique C. Hines
Vice President and Chief Information Officer

Peter J. Lazaredes
Senior Vice President and General Manager
Foodservice/Food Packaging

James D. Morris
Senior Vice President and General Manager
Protective and Flexible Packaging

John N. Schwab
Senior Vice President and General Manager
Hefty® Consumer Products

Henry M. Wells, III
Vice President and Chief Human Resources Officer

Shareholder Information

Corporate Headquarters
Pactiv Corporation
1900 West Field Court
Lake Forest, IL 60045

Annual Meeting
Pactiv Corporation's annual meeting will be held at 10:30 a.m. Central time on May 14, 2004, at the Hilton Northbrook, Northbrook, IL

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 866-770-1289
Hearing Impaired: 800-622-5571; 216-257-7353
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com
Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Common Stock
Listed in the United States on the New York Stock Exchange, and traded under the symbol PTV. As of February 27, 2004, there were approximately 43,051 holders of the company's common stock, including brokers and other nominees.

Securities and Exchange Commission (SEC) Filings and Other Information
Copies of the annual report, filings with the SEC, and press releases may be obtained by writing to:

Pactiv Corporation
Investor Relations Department
1900 West Field Court
Lake Forest, IL 60045
Or calling toll-free: 866-456-5439
Or via e-mail: investorrelations@pactiv.com

Investor Relations
Christine J. Hanneman
Vice President, Investor Relations
847-482-2429

Media Relations
Lisa K. Foss
Vice President, Communications
847-482-2704

Website
www.pactiv.com

Note: Trademarks owned by the company are indicated by the use of ® or ™, throughout this report.



(front center)

Richard L. Wambold

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

(behind from left to right)

John N. Schwab

SENIOR VICE PRESIDENT AND GENERAL MANAGER
HEFTY® CONSUMER PRODUCTS

James D. Morris

SENIOR VICE PRESIDENT AND GENERAL MANAGER
PROTECTIVE AND FLEXIBLE PACKAGING

Andrew A. Campbell

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Peter J. Lazaredes

SENIOR VICE PRESIDENT AND GENERAL MANAGER
FOODSERVICE / FOOD PACKAGING

Advanced Packaging Solutions

Pactiv Corporation
1900 West Field Court
Lake Forest, IL 60045
www.pactiv.com